Exhibit 99.1

Westport Innovations Inc.

ANNUAL INFORMATION FORM

for the year ended December 31, 2011

101 - 1750 West 75th Avenue

Vancouver, British Columbia V6P 6G2

Tel: 604.718.2000

Fax: 604.718.2001

www.westport.com

Effective date: February 29, 2012

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	3
CURRENCY	7
YEAR END	7
CORPORATE STRUCTURE	8
OUR BUSINESS	9
OVERVIEW	9
GENERAL DEVELOPMENTS	11
STRATEGY	17
OPERATIONS	20
WESTPORT LD ALTERNATIVE FUEL ENGINES & FUEL SYSTEMS	20
CUMMINS WESTPORT INC. ALTERNATIVE FUEL ENGINES	23
WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS	26
HIGH-HORSEPOWER APPLICATIONS	29
TECHNOLOGY	30
INTELLECTUAL PROPERTY	33
COMPETITIVE CONDITIONS	34
GOVERNMENT FUNDING	34
HUMAN RESOURCES AND POLICIES	34
SOCIAL AND ENVIRONMENTAL POLICIES	35
DIVIDEND POLICY	37
MARKET FOR COMMON SHARES	38
DESCRIPTION OF CAPITAL STRUCTURE	39
DESCRIPTION OF COMMON SHARES	40
PRIOR SECURITIES ISSUED	40
DIRECTORS AND EXECUTIVE OFFICERS	40
DIRECTOR BIOGRAPHIES	42
EXECUTIVE OFFICER BIOGRAPHIES	45
SHAREHOLDINGS OF DIRECTORS AND OFFICERS	47
CONFLICTS OF INTEREST	47
RISK FACTORS	47
AUDIT COMMITTEE MATTERS	61
NON-AUDIT SERVICES	64
EXTERNAL AUDITORS’ SERVICE FEES	64
LEGAL AND REGULATORY PROCEEDINGS	65
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	65
MATERIAL CONTRACTS	65
TRANSFER AGENT AND REGISTRAR	67
INTERESTS OF EXPERTS	67
ADDITIONAL INFORMATION	67

FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form (“AIF”) and in certain documents incorporated by reference in this AIF, constitute “forward-looking statements.”  When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.  In particular, this AIF contains forward-looking statements pertaining to the following:

•                                          the future demand for Cummins Westport Inc. (“CWI”) products and Westport products, including Westport LD products, increasing penetration within our existing markets and expansion of those markets geographically, and continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings “OVERVIEW”, “GENERAL DEVELOPMENTS”, and within “STRATEGY” under the subheadings, “WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS”, and “Focus on Geographic Expansion by Penetrating Key Markets in Asia, Europe and Australia”, and additionally, mid-range to heavy-duty engines including those described under the heading, “CWI ALTERNATIVE FUEL ENGINES”);

•                                          our ability to successfully launch new technology in light, medium and heavy duty and high-horsepower market initiatives (set out, for example, under the headings “OVERVIEW”, “STRATEGY” and “RISK FACTORS);

•                                          our ability to exploit and protect our intellectual property (set out, for example, under the headings “OVERVIEW”, “INTELLECTUAL PROPERTY”, and “RISK FACTORS” particularly under the subheadings, “We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success” and “We could become engaged in intellectual property litigation or disputes that may negatively affect our business”);

•                                          our capital expenditure and investment programs (set out, for example, under the headings, “OVERVIEW” and “RISK FACTORS” particularly under the subheadings “We may not realize the anticipated benefits from joint ventures, investments or acquisitions” and “We could be adversely affected by risks associated with acquisitions”);

•                                          the future desirability and use of natural gas as an alternative fuel and commodity prices and the fuel price differential between natural gas and diesel (set out, for example, under the headings “OVERVIEW”, “STRATEGY” and “RISK FACTORS”, particularly, under the subheadings, “Our growth is dependent on natural gas refuelling infrastructure that may not take place” and “Fuel price differentials are hard to predict and may be less favourable in future”);

•                                          ongoing relationships between us and our business partners and the results of our development programs with such partners (set out, for example under the headings “OVERVIEW”, “GENERAL DEVELOPMENTS”, and “STRATEGY”, we make statements throughout these sections regarding such relationships), under the heading “RISK FACTORS”, particularly, under the subheading “We are dependent on relationships with strategic partners”, and future development program expectations as well as under the heading “OPERATIONS” under the subheading “Westport WiNGTM Power System Production” regarding availability of the WiNGTM System;

•                                          our ability to continue to compete with our competitors and their technologies, and the capital and operating costs of vehicles using our technologies relative to competing technologies (set out, for example, under the headings “STRATEGY”, particularly under the subheading “Maintain Leadership as Alternative Fuel Technology Providers”, and the headings “COMPETITIVE CONDITIONS” and “RISK FACTORS”, particularly, under the subheading, “We currently face, and will continue to face significant competition”);

•                                          continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings “OVERVIEW”, “STRATEGY” and “RISK FACTORS”, particularly, under the subheadings “A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate” and “Our growth is dependent on natural gas refueling infrastructure that may not take place”);

•                                          profit margins and production costs of engines incorporating our technologies (set out, for example, under the headings “OVERVIEW”, “STRATEGY” and “RISK FACTORS”, particularly, under the subheadings “Warranty claims could diminish our margins” and “We have foreign currency risk”);

•                                          the further development of infrastructure supporting the application of natural gas as an alternative fuel (set out, for example, under the headings, “OVERVIEW”, “STRATEGY”, “WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS” and “RISK FACTORS”, particularly under the subheading “Our growth is dependent on natural gas refueling infrastructure that may not take place”);

•                                          increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets (set out, for example, under the headings “OVERVIEW”, “STRATEGY” and “RISK FACTORS”);

•                                          increasingly stringent environmental and emissions regulations in the future (set out, for example, under the headings “OVERVIEW”, “STRATEGY” and “RISK FACTORS”);

•                                          ongoing availability of government incentives and mandates for our technology (as set out, for example, under the headings “GENERAL DEVELOPMENTS” (references to the South Coast Air Quality Management District (“SCAQMD”) approving funding, and to the U.S. Department of Energy’s (“DOE”) Clean Cities program, “GOVERNMENT FUNDING” and under “RISK FACTORS”, particularly, under the subheading, “We are partly dependent on government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected”);

•                                          our ability to attract and retain personnel (as set out under the heading “HUMAN RESOURCES AND POLICIES” and “RISK FACTORS”, particularly, under the subheadings, “We may have difficulty managing the expansion of our operations” and “We could lose or fail to attract the personnel necessary to run our business”);

•                                          demand for engines incorporating our technologies (as set out under the headings “GENERAL DEVELOPMENTS”, “STRATEGY” and “RISK FACTORS”, particularly, under the subheading, “A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate”);

•                                          the timing of commissioning of liquefied natural gas (“LNG”) refuelling stations (as set out under the headings “ GENERAL DEVELOPMENTS” and “RISK FACTORS”, particularly under the subheading, “Our growth is dependent on natural gas refuelling infrastructure that may not take place”);

•                                          production capacity and methods for our LNG system (as set out under the heading, “STRATEGY” for example under the subheading, “Achieve Automotive-Scale Production by Adding New Partners”, and also under the heading “WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS” and the subheading, “Westport HD System Production and Distribution”);

•                                          increasing commercialization of our technologies and expansion of our product offerings and markets (as set out for example under the headings “OVERVIEW” and “GENERAL DEVELOPMENTS” where we refer to Kenworth’s announcement that it would introduce the ISL G natural gas engine in more models, where we refer to our announcement that Clark selected Juniper engines for certain forklifts, where we refer to Volvo entering an agreement under which we become a Tier 1 Development Supplier for heavy-duty natural gas engines and where we refer to AFV’s expansion plans as well as under “STRATEGY” where we refer to Westport LD’s intention to grow its business);

•                                          our estimates and assumptions used in our accounting policies, accruals, including warranty accruals, and financial condition, and our adoption, timing and ability to meet certain accounting standards (as set out in Schedule “A” entitled “AUDIT COMMITTEE CHARTER” and in our quarterly and annual financial statements);

•                                          the ability of our products to adapt to the use of biogas, renewable natural gas and manufactured fuels, including hydrogen, as fuels (as set out under the headings “OVERVIEW” (second paragraph) and “STRATEGY”); and

•                                          our compliance with environmental regulations and regulatory policies (as set out under the headings “SOCIAL AND ENVIRONMENTAL POLICIES” and “RISK FACTORS”, particularly, under the subheading, “We could become liable for environmental damages resulting from our research, development or manufacturing activities”).

Such statements reflect management’s current views with respect to future events and are subject to certain risks and uncertainties and are based upon a number of factors and assumptions.  Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this AIF and in the documents incorporated by reference into this AIF and other unforeseen risks.  Such risks, uncertainties, factors and assumptions include, without limitation:

•                                          market acceptance of our products (as set out, for example, under “RISK FACTORS”, particularly, under the subheadings “A sustained economic recession could negatively impact our business” and “Certain of our products may not achieve widespread adoption”);

•                                          product development delays and delays in contractual commitments (as set out, for example, under “RISK FACTORS”, particularly, under the subheadings “We are dependent on relationships with strategic partners”, “We are dependent on relationships with our suppliers” and “Our limited production trials, commercial launch activities and field tests could encounter problems”);

•                                          changing environmental regulations (as set out, for example, under “RISK FACTORS”, particularly, under the subheading “Changes in environmental and regulatory policies could hurt the market for our products”);

•                                          the ability to attract and retain business partners (as set out, for example, under the heading “RISK FACTORS”, particularly under the subheadings “We are dependent on relationships with strategic partners” and “We are dependent on our relationship with Cummins for CWI revenues and profits”);

•                                          the success of our business partners and original equipment manufacturers (“OEMs”) with whom we partner (as set out, for example, under the heading “RISK FACTORS”, in particular under the subheading “We are dependent on relationships with strategic partners”);

•                                          future levels of government funding and incentives (as set out, for example, under the heading “RISK FACTORS”, particularly, under the subheadings “We may be unable to raise additional capital”, “Potential fluctuations in our financial results make financial forecasting difficult” and “We are partly dependent on government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected”);

•                                          competition from other technologies (as set out, for example, under the heading, “RISK FACTORS”, particularly under the subheading “We currently face, and will continue to face, significant competition”);

•                                          price differential between CNG, LNG and LPG relative to petroleum-based fuels (as set out, for example, under the heading “RISK FACTORS”, in particular under the subheading “Fuel price differentials are hard to predict and may be less favourable in the future”);

•                                          limitations on our ability to protect our intellectual property (as set out, for example, under the heading “RISK FACTORS”, in particular under the subheading “We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success”);

•                                          potential claims or disputes in respect of our intellectual property (as set out, for example, under the heading “RISK FACTORS”, in particular under the subheading “We could become engaged in intellectual property litigation or disputes that may negatively affect our business”);

•                                          limitations in our ability to successfully integrate acquired businesses (as set out, for example, under the heading “RISK FACTORS”, in particular under the subheadings “We may not realize the anticipated benefits from joint ventures, investments or acquisitions” and “We could be adversely affected by risks associated with acquisitions”);

•                                          limitations in the development of natural gas refueling infrastructure (as set out, for example, under the heading “RISK FACTORS”, in particular under the subheading “Our growth in dependent on natural gas refueling infrastructure that may not take place”);

•                                          the ability to provide the capital required for research, product development, operations and marketing (as set out, for example, under the heading “RISK FACTORS”, particularly under the subheadings “We have incurred and continue to incur losses” and “Warranty claims could diminish our margins”);

•                                          there could be unforeseen claims made against us (as set out, for example, under the heading “RISK FACTORS”, particularly under the subheadings “We could become subject to product liability claims”, “We could become liable for environmental damages resulting from our research, development or manufacturing activities” and “We could become engaged in intellectual property litigation or disputes that may negatively affect our business”);

•                                          our international business operations could expose us to factors beyond our control such as currency exchange rates, changes in government policy, trade barriers, trade embargoes, and delays in the development of international markets for our products (as set out, for example, under the heading “RISK FACTORS”, particularly under the subheadings “We have foreign currency risk”, “If we do not properly manage foreign sales and operations, our business could suffer”, “We could be adversely affected by the operations of our joint ventures and joint venture partners” and “Some of our foreign subsidies may do business in countries subject to U.S. sanctions and embargoes, and we have limited managerial oversight over those activities”); and

•                                          other risks relating to our common shares discussed in more detail in this AIF under the heading “RISK FACTORS” particularly under the subheadings “Our Common Share price may fluctuate”, “We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore our shareholders may not be able to receive a return on their Common Shares until they sell them”, “If we are characterized as a passive foreign investment company (“PFIC”), U.S. holders may be subject to adverse U.S. federal income tax consequences”, “As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders” and, “We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.”

You should not rely on any forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

CURRENCY

Unless specifically stated otherwise, all dollar amounts set forth in this AIF are in U.S. dollars.  On December 31, 2011, the Bank of Canada closing rate for one United States dollar was $1.0170 Canadian dollars.

YEAR END

On May 30, 2011, Westport’s board of directors (the “Board” or “Board of Directors”) approved a fiscal year-end change from March 31 to December 31 to align the year ends of all consolidated operating companies to the calendar year.  As a result, references in this AIF to fiscal 2011 refer to the “stub” period of only nine months from April 1, 2011 to December 31, 2011, unless otherwise specified.

CORPORATE STRUCTURE

In this AIF, references to “Westport”, “the Company”, “we”, “us” and “our” refer to Westport Innovations Inc., its subsidiaries and its joint ventures, collectively, unless the context otherwise requires.

Westport Innovations Inc.’s governing corporate statute is the Business Corporations Act (Alberta).  Our head office and principal place of business is at 101 - 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2.  Our registered office is at 4300, 888 3rd Street SW Calgary, Alberta T2P 5C5.

On July 21, 2008, Westport amended its articles to provide for the consolidation of its issued and outstanding common shares on the basis of one new common share for each three and one-half common shares issued and outstanding, with all such fractional shares being rounded down to the nearest whole number of common shares.

We have two material subsidiaries, Westport Power Inc. (“WPI”), which is 100% wholly-owned and incorporated pursuant to the Business Corporations Act (British Columbia) and Westport Light Duty Inc. (“Westport LD”), which is 100% wholly-owned by WPI, and incorporated pursuant to the Business Corporations Act (British Columbia).

In addition, we own 100% of the voting securities of Westport Fuel Systems Inc., a Delaware corporation, 100% of the voting securities of Westport Innovations (Australia) Pty. Ltd., a Victoria, Australia corporation and 100% of the voting securities of Westport Innovations (Hong Kong) Limited, (“Westport HK”) a Hong Kong, China corporation.  Westport HK owns 35% of the voting securities of Weichai Westport Inc. (“WWI”), a Chinese corporation.

We, through WPI, own 50% of the voting securities of Cummins Westport Inc. (“CWI”), a Delaware corporation.

We, through Westport LD, own 100% of the voting securities of Alternative Fuel Vehicle Sweden AB (“AFV”), a Swedish corporation, and 100% of the voting securities of Juniper Engines Inc. S.r.l. (“Juniper S.r.l.”), an Italian corporation.  Juniper S.r.l. owns 100% of the voting securities of Emer S.p.A. (“Emer”), an Italian corporation, and 100% of the voting securities of OMVL S.p.A. (“OMVL”), an Italian corporation.

Certain of our business operations, described in greater detail below, are undertaken through a business unit known as “Westport Heavy-Duty” or “Westport HD”.

OUR BUSINESS

The following section contains forward-looking information in respect of our operations.  Readers are referred to the cautionary statements respecting forward-looking information beginning on Page 3 of this AIF.

OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels.  Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 8.9 litre), heavy-duty (11 to 16 litre) and high-horsepower (greater than 16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, and generally less expensive alternative fuel based on a more abundant natural resource.  To date, we have sold over 30,000 natural gas and propane engines to customers in more than 19 countries.  We currently have strategic relationships with three of the world’s top four engine producers and supply or have strategic relationships with six of the world’s top ten truck producers, as well as seven of the world’s top ten automotive manufacturers.

Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines.  We have invested over $300 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas while preserving the key benefits of diesel engines.  The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.  Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas or hydrogen.  Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with the world’s leading diesel engine and truck OEMs to develop, manufacture and distribute our engines to a diverse group of global truck and bus OEMs.  Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets.  We commercialize our technology in markets where demand for clean, low-emission engines is prevalent, including light-duty, medium-duty and heavy-duty.

Westport LD, which is currently composed of Westport Light Duty Inc., Juniper S.r.l., OMVL, Emer and AFV, designs, produces and sells high-performance alternative fuel engines, systems and components targeting the high volume light-duty vehicle and engine segments for automotive and industrial markets. Westport LD offers advanced technology natural gas and liquefied petroleum gas (“LPG”) engines and fuel systems for the OEM markets. Customers and partners include GM, Fiat, VW, Toyota, PSA Peugeot Citroën, Ford and Volvo Car Corporation (“Volvo”).  In North America, Westport LD offers fully-integrated, cost-effective solutions available in light-duty vehicles with the Westport WiNG™ Power System—an advanced, integrated, bi-fuel (natural gas/gasoline) system for fleet customers of commercial and passenger vehicles, initially launching on the Ford F-250 and F-350 platforms.  The North American business is supported through Westport LD Michigan Technical Center.  In Sweden, Westport LD offers bi-fuel (natural gas/gasoline) systems engineered and installed by AFV for the Volvo V70 bi-fuel wagon. Westport LD also offers OMVL and Emer brand aftermarket kits and components for conversion of engines from gasoline, or petrol, to compressed natural gas (“CNG”) and LPG. For industrial applications, Westport LD offers complete engine solutions to industrial vehicle OEMs and stationary packagers globally.  Westport LD currently supplies Clark Material Handling with Juniper 2.4L CNG and LPG industrial engines based on the Hyundai platform for Clark forklifts sold globally.  The Juniper 2.4L engine is also available for stationary applications such as engine power units for oilfield applications, for which Westport LD sells to Cummins Western Canada, and electrical and agricultural installations.  Effective August 3, 2011, the name of Juniper Engines Inc. was formally changed to Westport Light Duty Inc.  This was a change of name only, and the business continues unaffected.  Westport LD will continue to use the “Juniper” brand.

Cummins Westport Inc., our 50:50 joint venture with Cummins, Inc. (“Cummins”), serves the medium- to heavy-duty engine markets.  CWI engines are offered by many OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications.  The fuel for CWI engines is typically carried on the vehicles as CNG or LNG.  CWI engines are produced at certain Cummins’ plants, allowing CWI to leverage Cummins’ manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins’ supply chain, back office systems and distribution and sales networks.

Westport Heavy-Duty (“Westport HD”) is a business unit of Westport serving the heavy-duty engines markets and currently offers a 15 litre natural gas engine for the heavy-duty trucking market in North America. Westport HD applies our proprietary development platform, and is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market.  The fuel for the Westport HD system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel farther before refuelling. At the heart of the Westport HD system is our proprietary high pressure direct injection (“HPDI”), technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.

The HPDI approach and components are also ideally suited for many high-horsepower applications that require high efficiency and performance over the operating range of the engine, such as rail, mining and marine applications. We are already working with Caterpillar to evaluate direct injection, natural gas fuel system technologies for possible use on Caterpillar’s large engines, and with Electro-Motive Diesel (“EMD”) to integrate Westport HPDI technology and natural gas fuel system technologies into an EMD locomotive provided by Canadian National Railways.

In July 2010, Westport and Volvo Powertrain Corporation (“Volvo Powertrain”) signed a development and commercialization agreement to develop biogas- and natural gas-fuelled engine products.  The natural gas engine development program is expected to result in a heavy-duty engine that will meet future emission requirements and be commercialized according to a mutually agreed timeline.

We have formed additional joint ventures to capitalize on the growth of alternative fuel engines in geographic markets outside of North America. In July 2010, we established WWI, a joint venture between Westport (35% interest), Weichai Power Co. Ltd., (“Weichai”) (40% interest) and Hong Kong Peterson (CNG) Equipment Ltd. (“Hong Kong Peterson”) (25% interest) to focus on the Chinese market.  WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.  WWI’s facility in China has an annual production capacity of 20,000 engines.  WWI is integrating Westport HPDI technology into Weichai’s heavy-duty engine platform for future products seeking to deliver best-in-class solutions in a rapidly developing market.

In September 2011, Westport entered an agreement with an affiliate of Royal Dutch Shell Plc (“Shell”) to launch a co-marketing program in North America aimed at providing customers a better economic case when purchasing and operating liquefied natural gas—powered vehicles (“LNGVs”) by consolidating key value chain components such as fuel supply, customer support and comprehensive maintenance into a single, user-friendly package.

GENERAL DEVELOPMENTS

On February 27, 2012, Westport announced that it had signed a development agreement with a leading global engine manufacturer to develop a heavy-duty truck engine featuring Westport proprietary high pressure direct injection technology for the North American market.  Under the terms of the agreement each partner is to contribute significant resources and pay for its own people and costs of the program.

On February 21, 2012 and February 22, 2012, Westport announced that it was offering to sell 5,500,000 common shares in the United States and Canada at a price of $43.25 per share, for gross proceeds of $237,875,000.  Westport additionally granted the underwriters of the offering the option to purchase an additional 825,000 common shares at the offering price during the period ended 30 days from the date the date of Westport’s final prospectus supplement filed in connection with the offering.  The offering was completed on February 27, 2012 with the option granted to the underwriters having been exercised in full, for aggregate gross proceeds to Westport of $273,556,250.

On February 20, 2012, Westport announced that it had entered into a Supply Agreement with Cummins to allow manufacturing of the Westport 15 litre engine in a Cummins manufacturing facility in Jamestown, New York, as further described under the heading “WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS, and more specifically the heading “Westport HD System Production and Distribution”)

On February 20, 2012, CWI announced the ISX12 G heavy-duty, factory built dedicated natural gas engine for regional haul truck / tractor, vocational and refuse applications.

On February 20, 2012, Westport announced that it had entered into an amended and restated joint venture agreement with Cummins regarding the CWI joint venture, as further described under the heading “CWI ALTERNATIVE FUEL ENGINES”.

On February 3, 2012, Cummins Westport Inc. announced that Navistar, Inc. would be offering the CWI ISL G engine in the International® TranStar and WorkStar trucks

On December 1, 2011, Westport announced that it had entered into an agreement with EMD, an OEM of diesel-electric locomotives, to integrate Westport HPDI technology and natural gas fuel system technologies into an EMD locomotive provided by Canadian National Railways (“CN”).  The consortium is expecting to demonstrate the natural gas locomotive as part of the previously announced Sustainable Development Technology Canada (“SDTC”) project with CN and Gaz Metro. In accordance with the consortium agreement, Westport will provide its core technologies for the engine and fuel system, and intellectual property. EMD will contribute its expertise to integrate the natural gas engine, related components and controls to create a working locomotive platform.  EMD is one of the world’s largest builders of diesel-electric locomotives for all commercial railroad applications including intercity passenger, commuter, freight, switching, industrial and mining.

On November 7, 2011, Westport announced that it had been certified as having met the international standards of ISO 14001:2004, an Environmental Management System (“EMS”) standard.  Westport EMS encompasses the development, design, testing and assembly of alternative fuel systems for OEM clients and the general operations of Westport facilities.

On October 12, 2011, Westport announced that it had acquired AFV of Gothenburg, Sweden.  AFV is the sole supplier of natural gas fuel systems to Volvo.  Volvo dealers in Sweden have offered a bi-fuel 231-hp 2.5 litre turbocharged version of the popular V70 wagon, with the natural gas fuel system engineered and installed by AFV, since 2009.  The Volvo V70 Bi-Fuel has been approved as a company car for Swedish businesses, and Swedish drivers can fuel up at more than one hundred public natural gas filling stations.  In addition to emissions benefits, corporate and private customers are eligible for tax incentives that make natural gas an even more economical alternative.  AFV now aims to expand into other markets.

On September 28, 2011, Westport announced that the new natural gas Westport WiNG™ Power System (“WiNG™ System”) would be available in the popular Ford F-250 and F-350 Super Duty pickup trucks sold and serviced through authorized Ford dealers.  The F-250 and F-350 pickup trucks, based on Ford’s new 6.2L hardened engine platform, can also run on ordinary gasoline.  As part of the product launch with Ford Super Duty Pickup Trucks, Westport LD unveiled the new WiNG™ System, an advanced, integrated, bi-fuel system for passenger and commercial vehicles targeting fleet customers.

On September 23, 2011, Westport announced that it had raised CDN$36 million through the issuance of debentures (the “Debentures”) offered by Macquarie Private Wealth Inc. (“Macquarie”), on a private placement basis, to replace previously issued debentures that matured in July 2011.  The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012.  The debentures are not listed on any stock exchange.

On September 7, 2011, Westport announced that it had entered into an agreement with Shell to launch a co-marketing program in North America aimed at providing customers a better economic case when purchasing and operating LNGVs by consolidating key value chain components such as fuel supply, customer support and comprehensive maintenance into a single, user-friendly package.  Under the terms of the agreement, both companies will leverage their industry-leading positions in LNG production and distribution for Shell and LNGV systems and technology for Westport, to deliver an integrated commercial solution to participating customers, initially in North America.

On July 5, 2011, Westport announced that it had completed the previously announced purchase of Emer, a leading fuel system provider in the compressed natural gas and liquefied petroleum gas industry with a significant track record in technology innovation and operations.  The combined operations, under Westport LD, offer a complete systems solution to OEMs looking to take advantage of the growing alternative fuel market.  On September 14, 2011, Westport filed a business acquisition report regarding the acquisition of Emer pursuant to form 51-102F4 of National Instrument 51-102, Continuous Disclosure Obligations.

On June 28, 2011, Westport announced that it had entered into an agreement with General Motors to help develop advanced natural gas engine technology.  Westport also announced the planned opening of the Westport LD Michigan Technical Center.

On May 17, 2011, Westport announced that it had entered into an agreement with Caterpillar, Inc. (“Caterpillar”) to evaluate direct injection, natural gas fuel system technologies for possible use on Caterpillar’s large engines.  As part of the agreement, the parties have agreed to combine their respective technologies and components to develop a fuel system to be evaluated on a multi-cylinder test engine.  Through this evaluation project, Westport and Caterpillar are seeking to demonstrate that the integration of their respective direct injection, natural gas technologies can deliver the high performance and high efficiency requirements large engine applications will demand.  Under the terms of the agreement, the evaluation is expected to be completed in 2012, with program expenses shared by both Caterpillar and Westport.

On April 5, 2011, Westport announced that Heckmann Corporation, a water solutions company focused on water issues worldwide and, in particular, oil and natural gas exploration and production, is teaming up with Encana Natural Gas Inc., a subsidiary of Encana Corporation, Westport and Peterbilt Motors Company, a division of PACCAR Inc., to transition its truck fleet from traditional diesel vehicles to natural gas vehicles (“NGVs”).  Under the terms of the agreement, Encana will make fuelling services available where Heckmann Water Resources (“HWR”) operates its fleet of water transportation vehicles.  HWR will use the trucks to service its customer’s natural gas wells and provide water handling services in conjunction with its system of pipelines and disposal wells.  HWR issued a purchase order for 200 Peterbilt 367 LNG trucks incorporating Westport HD systems from Westport.

On February 27, 2011, Westport announced that it had secured a funding commitment of C$2.3 million from SDTC to develop HPDI technology for high-horsepower applications.  Westport is proposing to significantly improve the cost structure for operators of high-horsepower equipment while achieving compliance with increasingly stringent emission regulations and reducing greenhouse gas (“GHG”) emissions by up to 25%.  Consortium members in the SDTC project are Canadian National Railways Company and Gaz Métro Transportation Solutions, a wholly-owned subsidiary of Gaz Métro, the main distributor of natural gas in Quebec.

On February 22, 2011, Westport announced UPS’s commitment for LNG trucks powered by Westport HD systems.  The new heavy-duty trucks will be used in interstate operations for the Ontario, California to Las Vegas, Nevada route.  UPS announced plans to build publicly accessible LNG refuelling stations in Las Vegas and its intention to access existing refuelling stations in Ontario, California, and Salt Lake City, Utah, thus filling in an LNG trucking corridor from California to Utah. Funding for the trucks and refuelling stations is supported by the U.S.  DOE Clean Cities program and the South Coast Air Quality Management District’s UPS Ontario-Las Vegas LNG Corridor Expansion Project.  The DOE estimates that the LNG trucks alone will help displace approximately 1.25 million gallons of petroleum annually.

On December 21, 2010, Westport announced that Vedder Transport Ltd. of Abbotsford, British Columbia had issued a purchase order for 50 Peterbilt 386 LNG trucks featuring Westport HD systems.  Vedder Transport Ltd., a division of the Vedder Transportation Group, specializes in the transportation of Food Grade products in a bulk liquid or dry state and offers dedicated and irregular route, truck load and less than truck load freight services throughout Canada, and between Canada and the United States.  The new trucks, powered by Westport HD, were intended to be used on routes within Southern British Columbia primarily servicing the Bulk Food Grade Industry such as the British Columbia Dairy Producers and other liquid or dry state worldwide agricultural organizations.  FortisBC (formerly called Terasen Gas), a subsidiary of Fortis Inc., the largest distributor of natural gas in British Columbia, is currently fueling the Vedder Transport natural gas fleet with a temporary LNG refuelling station in Abbotsford, with the intention of building a planned permanent LNG refuelling station.

On November 17, 2010, Westport announced that it had been ranked first by Corporate Knights Cleantech 10™ list for the second year in a row.  The Cleantech 10™ and Next 10 represent Canada’s best publicly and privately held companies in the Cleantech realm, and span a range of sectors from desalination to biofuels to solar technology.

On November 9, 2010, Westport filed a final prospectus supplement in Canada and the United States for an offering of Westport common shares totalling 6,050,000 common shares at a price of $17.50 per share, for gross proceeds of $105.9 million.  On November 15, 2010, Westport announced the exercise in full of the underwriters’ option to purchase an additional 907,500 common shares in connection with the offering. With the exercise of the option, under the offering, Westport issued a total of 6,957,500 common shares at a price of $17.50 per share, for gross proceeds of $121.8 million.

On October 28, 2010, Westport announced that Robert Transport of Boucherville, Québec had issued a purchase order for 180 Peterbilt LNG trucks featuring Westport HD systems.  Robert Transport is one of Canada’s largest for-hire trucking companies with an estimated 1,100 tractors and 2,300 employees.  The new trucks, powered by Westport HD systems, were intended to be used on line haul routes between Montréal and Québec City, and Montréal to Toronto. Fuel for the Robert Transport fleet was expected to be provided by Gaz Métro Transport Solutions, a wholly-owned subsidiary of Gaz Métro, the main distributor of natural gas in Québec, plans to install three LNG refuelling sites along the Ontario — Québec 401/Highway 20 corridor between the greater Québec City area and the greater Toronto area.  The first LNG station has been built in Boucherville, Québec.

On July 13, 2010, Westport announced that Volvo Powertrain, a subsidiary of Volvo AB, and Westport had signed a new agreement defining Westport responsibility to develop a range of biogas and natural gas-fuelled engine products for Volvo.  Westport works directly with the Volvo AB brands to identify market development opportunities for natural gas vehicles and assists in the infrastructure build-out of biogas and natural gas where needed.  Westport originally entered into an agreement with Volvo Powertrain in November 2009 describing Westport as a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain.

On July 6, 2010, Westport announced that the Westport HD 2010 15L engine had been certified by the U.S. Environmental Protection Agency (“EPA”) to 2010 emissions compliance. The HD engine is certified and compliant to U.S. EPA 2010 emission limits of 0.2 g/bhp-hr oxides of nitrogen (“NOx”) and 0.01 g/bhp-hr particulate matter (“PM”) without the use of emissions credits.  In addition, Australia’s Department of Infrastructure, Transport, Regional Development and Local Government had certified the Westport HD engine in compliance with the Australian Design Rules (“ADR”) 80/03, which took effect for all heavy-duty truck models starting January 2011.

On July 3, 2010, Westport completed its previously announced investment in a joint venture with Weichai and Hong Kong Peterson to form WWI.  The joint venture agreement is scheduled to expire in 2039. Under the joint venture agreement, Westport invested approximately $4.3 million, for a 35% equity interest in WWI.  WWI develops, manufactures, and sells advanced, alternative fuel engines and parts for use in automobiles, buses, heavy-duty trucks, marine applications and power generation.

On July 2, 2010, Westport announced that it had completed the acquisition of OMVL, including its 51% interest in Juniper, for $25.7 million.  Westport paid cash of $17.1 million upon closing and will pay approximately $10.3 million on the third anniversary of the closing date. As a result of the transaction, Juniper, previously a joint venture between wholly-owned subsidiaries of Westport Innovations Inc. and SIT Group of Italy became a wholly-owned subsidiary of Westport.  This acquisition completed Westport LD’s strategy to enter the mobile industrial, non-mobile industrial and automotive segments.  On September 14, 2010, Westport filed a business acquisition report regarding the acquisition of OMVL pursuant to form 51-102F4 of National Instrument 51-102, Continuous Disclosure Obligations.

On April 14, 2010, Westport announced that 790,614 warrants previously issued to Industry Canada, a department of the Government of Canada (under its former TPC program), had been exercised at a price of $10.65 per warrant generating $8.4 million in cash for Westport.  Each warrant entitled the holder to one common share of Westport.

On March 24, 2010, Kenworth expanded its natural gas truck line with the T440 powered by the Cummins Westport ISL G, following a December 22, 2009 announcement that Kenworth would introduce the ISL G natural gas engine for the Kenworth T800 short hood and W900S models.

On January 19, 2010, Westport announced that Clark Material Handling Asia Ltd. (“Clark”) had selected Juniper Engines Inc. (now, Westport LD) to supply 2.4L LPG engines for Clark’s forklifts in the 1.5 to 3.3 tonne product range.  Juniper brand engines are assembled in Korea and delivered to Clark’s Korean facility to be installed into forklifts sold in North America, as well as other export markets.  In January 2009, Westport unveiled Juniper Engines at an international trade conference with an initial focus on industrial markets with Hyundai Engine Platforms.

On December 9, 2009, Westport filed a final prospectus supplement in Canada and the United States for an offering of Westport common shares totalling 4,750,000 common shares at a price of U.S. $10.50 per share for gross proceeds of US$ 47.4 million.  On December 17, 2009, Westport announced the exercise of an underwriters’ option to purchase an additional 712,500 common shares in connection with the offering.  With the exercise of the option under the offering, Westport issued a total of 5,462,500 common shares at a price of US$10.50 per share for gross proceeds of approximately US$57.4 million.

On November 16, 2009, Westport entered into an agreement with Volvo Powertrain to become a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain.

On September 11, 2009, the SCAQMD Governing Board voted to approve funding for 448 natural gas fuelled (LNG and CNG) trucks to replace old diesel trucks serving the San Pedro Bay Ports.  Subsequently, the Governing Board agreed to approve funding for another 35 natural gas-fuelled (LNG and CNG) trucks.  SCAQMD is the administrator of the truck-funding program for the California Air Resources Board and the Ports.  Funding for the program is available at variable funding levels year-to-year and is provided by the Proposition 1B Program of the state of California, by the SCAQMD, and by the Ports.  All of the trucks that have submitted applications for the funding are equipped with either the CWI ISL G or our Westport HD system.

On August 31, 2009, Peterbilt announced availability of natural gas powered vocational and aerodynamic vehicles powered by the Cummins Westport ISL G.

On August 26, 2009, Westport announced that the U.S. DOE Clean Cities program to reduce petroleum consumption in the transportation sector awarded $300 million in funding for 25 cost-share projects across the United States to deploy more than 9,000 alternative fuel and energy efficient vehicles and build 542 new refuelling stations.  Based on the DOE’s announcement, funding for approximately 500 LNG trucks and 2,300 CNG vehicles, including refuse trucks and shuttle buses, was awarded.

On June 11, 2009, Daimler Trucks North America introduced the Cummins Westport ISL G natural gas engine in the Freightliner Business Class® M2 112 truck in a total of six LNG and CNG tractor/truck configurations.

On March 4, 2009, Westport announced that its quality management system had been certified as compliant to International Organization of Standardization (ISO) 9001:2008 standards for the design, assembly and commercialization of Westport’s LNG fuel systems.

STRATEGY

We believe that natural gas provides the best near-term alternative for oil in transportation and industrial applications, offering environmental, energy security and increasingly attractive economic benefits.  Moreover, the technology and infrastructure for wide scale adoption already exists.  Our objective is to enhance and protect our position as a leading global provider of alternative fuel systems technology for diesel applications using gaseous fuels such as natural gas, LPG, renewable natural gas (“RNG”) or hydrogen.  In order to achieve this goal, we focus our efforts on the following business strategies:

Accelerate Market Penetration of Westport LD and Pursue Additional Light-Duty Engine Markets

Westport LD targets the high volume light-duty vehicle and engine segments for automotive and industrial markets.  Westport LD intends to grow its business through new OEM relationships, expansion of existing relationships and continued strong aftermarket sales, by leveraging its capabilities and assembly facilities in Italy, Sweden, Argentina, and the United States that today supply Europe, Asia and the Americas.  We will continue to pursue select strategic investments in new markets and develop OEM-class products and capabilities in order to allow Westport LD to compete for leadership in the light-duty alternative fuels market, with North American fleet vehicles being a significant target market.

Continue to Partner with Leading Global OEMs to Scale Westport HD Systems

Westport HD systems have been in development since 1999 and have undergone extensive testing and field trials in Canada, Australia and California, and in March 2007, the Company began commercial delivery of its systems for heavy-duty trucks.  Since launching the product in North America and Australia, we have sold over 550 HD systems as of December 31, 2011. Through our relationships with Cummins, Weichai and Volvo, we have access to every major target market for heavy-duty trucks in the world. In North America, we have partnered with Kenworth Truck Company (a PACCAR Company), Kenworth Trucks (a division of PACCAR Australia), and Peterbilt Motors Company (a PACCAR Company) for line production of the Kenworth T800, the Kenworth Trucks T408SAR, K108, and T908, and the Peterbilt 386 and 367 trucks equipped with our LNG fuel system and Westport HD 15L engine in North America. In China, WWI is integrating Westport HPDI technology into Weichai’s heavy-duty engine platform for future products seeking to deliver best-in-class solutions in a rapidly developing market.  Moreover, Westport and Volvo Powertrain are developing biogas- and natural gas-fuelled engine products that will meet future emission requirements and be commercialized according to a mutually agreed timeline.

We are continuing discussions with additional leading truck and engine OEMs to integrate our products into existing truck and engine configurations and expand our existing relationships.  By offering a complete systems solution, including development services, to our OEM partners, our goal is to create market demand by nurturing early customers and removing possible barriers to adoption by working directly with strategic partners.

Continue to Partner with Leading Global OEMs to Develop Natural Gas Technologies for High-Horsepower Applications

There are a number of high-horsepower applications (16 litre or greater) that would benefit from utilizing Westport HD technologies such as locomotives, mine trucks and marine vessels. These demanding engine applications consume large amounts of fuel and often operate in regions where LNG offers a significant cost advantage over diesel, thereby providing favourable economics for natural gas use. Moreover, what makes this sector even more attractive, is that there is a concentrated target group of OEMs and customers. We have previously demonstrated our technology on high-horsepower power generation applications and are currently working with a number of leading OEMs, such as Caterpillar, in these spaces to evaluate high pressure direct injection natural gas fuel system technologies for use in the areas highlighted above.

Continue to Develop Valuable Strategic and Business Alliances

We have established several strategic relationships with key industry engine OEMs, including Volvo, Cummins and Weichai as well as Delphi Automotive Systems, LLC, or, Delphi, which is supplying Westport proprietary HD fuel injectors. We have also established several strategic joint ventures, including CWI and WWI.  In addition to our strong supply chain relationships, we have also developed strategic relationships with several leading truck OEMs, including: Kenworth Truck Company, or, Kenworth, Peterbilt Motors Company, or, Peterbilt, Mack Trucks, Inc., Freightliner Trucks and PACCAR Australia Pty. Ltd. We also have a strategic relationship with North America’s largest natural gas refueling company, Clean Energy Fuels Corp., as well as other natural gas producers around the world such as Shell and Encana.  These relationships provide significant value in leveraging our partners’ global market access and distribution channels while creating barriers for competitors seeking to enter our markets.

Achieve Automotive-Scale Production by Adding New Partners

We plan to partner where possible with the largest tier-one automotive component suppliers, allowing us to benefit from economies of scale, pre-existing manufacturing capacity, proven production capability, and developed supply chains, thus driving down our cost structure and further enhancing product quality.  To date, we have focused on developing a strong supply chain by partnering with leading suppliers to the medium- and heavy-duty truck industry.  We cooperate on fuel delivery system development programs with a number of companies and are in discussions with a number of the world’s leading suppliers to develop complete solutions for our customers.

Focus on Geographic Expansion by Penetrating Key Markets in Asia, Europe and Australia

We intend to focus our market development efforts in rapidly expanding regions. China is one of the world’s largest markets for all types of vehicles, and its heavy-duty truck (greater than 16 tonnes) market is already approximately as large as those in Europe and North America. China’s vehicle production has more than doubled in the past five years, whereas production in Germany, Japan and the United States is nearly flat or declining over the same period.

China is focused on moderating the environmental impact of rapid urbanization and tremendous vehicle growth.  The demand for cleaner fuel, such as natural gas, with economic advantages over traditional fuels is increasing, with an estimated 600,000 natural gas vehicles already in China and over 2,100 refuelling stations to support those vehicles. WWI has experienced significant growth in China with over $109 million in revenue for calendar year 2011 compared to $45 million in revenue for calendar year 2010.

We also focus on promising markets in other parts of Asia, such as India. Westport LD, through Emer, has a joint venture Minda Emer Technologies Limited that supplies Suzuki Maruti, the market leader in passenger cars in India.

European regulators have implemented some of the most aggressive responses to air quality issues and climate change concerns and are concurrently promoting increased use of natural gas in vehicles. We believe the opportunities are strong in Europe’s light-duty, automotive, transit, refuse, urban truck, and heavy-duty vehicle markets.

Another region where we believe market conditions are favourable for LNG trucks is Australia. In December 2008, we signed a collaborative agreement with PACCAR Australia to commercialize LNG Kenworth trucks for this market, and in early 2011, we established a head office in Melbourne to support sales, parts, and service.  A significant market driver in Australia is the availability of domestic natural gas and expanding LNG production that could provide strong financial incentives for heavy-duty trucking fleets, mines and other high fuel use applications to operate with our LNG system-equipped engines.  The high fuel requirements needed for fleet transportation in Australia position natural gas trucks to take meaningful market share from their higher operating cost diesel counterparts. The high fuel use of these fleets often creates advantageous payback scenarios to purchasers when they convert their fleets to run on natural gas.

Maintain Leadership as Alternative Fuel Technology Providers

Alternative fuel system technology is the foundation of our business and our ability to commercialize our products globally.  We believe the combination of our considerable investment in research and development and team of world-class engineers is responsible for driving innovation in gaseous fuel systems and combustion engine technology since our founding in 1995.  Leading global engine producers and OEMs utilize our differentiated intellectual property, thereby allowing us to commercialize our products worldwide.

We believe that our global patent portfolio has been pivotal to our market-leading position and that it continues to serve as a significant barrier to new entrants. In addition to protecting our competitive position in the market, our intellectual property also allows us to generate an additional revenue stream through licensing agreements.  In order to support our business objectives, we expect our intellectual property portfolio to expand as we file new patent and trademark applications to capture value generated by new technological advances.

In order to maintain technology leadership in gaseous fuel utilization, we continue to explore products improvement and new product opportunities in each of the segments we serve.  This is to ensure that our products maintain best in class status and that they evolve to meet market dynamics.  Today, our products are built on an alternative fuel platform that leverages the abundant global supply of natural gas and LPG.  Over the longer term, if alternative renewable energy sources such as RNG or manufactured fuels, including hydrogen, hydrogen-natural gas blends, and dimethyl ether, emerge as cost-competitive options, we expect that our gaseous-fuelled engine technologies, systems and experience will position us to exploit such new low-carbon fuels as they emerge.

OPERATIONS

Westport LD designs, produces and sells high-performance alternative fuel engines, systems and components targeting the high volume light-duty vehicle and engine segments for automotive and industrial markets.  CWI designs, engineers and produces natural gas engines based on Cummins diesel engine platforms, primarily for the urban bus, refuse, and truck markets in North America.  Westport HD provides engines and fuel systems that allow heavy-duty vehicles to run primarily on natural gas while maintaining diesel equivalent performance and efficiency.  Westport additionally is developing its technologies and engines for a number of high-horsepower applications that require high efficiency and performance over the operating range of the engine.

WESTPORT LD ALTERNATIVE FUEL ENGINES & FUEL SYSTEMS

Westport LD is Westport’s light-duty, global business unit targeting the high volume light-duty vehicle and engine segments for automotive and industrial markets targeting the principal markets of North America, Europe, and Asia.

Westport LD offers advanced technology CNG and LPG engines and fuel systems for the OEM markets. In North America, Westport LD offers fully-integrated, cost-effective solutions available in light-duty vehicles with the Westport WiNG™ Power System, an advanced, integrated, bi-fuel (natural gas/gasoline) system for fleet customers of commercial and passenger vehicles, initially launching on the Ford F-250 and F-350 platforms.  The North American business is supported through Westport LD Michigan Technical Center.  In Sweden, Westport LD offers bi-fuel (natural gas/gasoline) systems engineered and installed by AFV for the Volvo V70 bi-fuel wagon.

Westport LD also offers OMVL and Emer brand aftermarket kits and components for the conversion of engines from gasoline (petrol) to natural gas or LPG. Westport LD leverages the advanced engineering capabilities of Westport and the precision high volume manufacturing of our European operations.

For industrial applications, Westport LD offers complete engine solutions to industrial vehicle OEMs and stationary packagers globally.  The Juniper brand engine provides robust performance for harsh applications such as material handling, oilfield and power generation. Westport LD currently supplies Clark Material Handling with Juniper 2.4L LPG industrial engines, based on the Hyundai base engine platform, for Clark forklifts sold globally.

The market for alternatively-fuelled industrial forklift engines was estimated in 2010 at 36,000 engines per year (primarily LPG) in North America, according to the Industrial Truck Association.  In the North American oilfield engine market, Cummins Western Canada estimates that there are over 10,000 alternatively fuelled engines (primarily natural gas) sold into the oilfield space each year.

The Juniper integrated engine and fuel system solution offers advantages over incumbent products, including: a more compact fuel system and engine package, higher torque and power, enhanced acceleration, and precise air-fuel ratio control.

Westport LD, as a single point-of-contact solution provider, can help reduce manufacturing, logistics and support costs for OEMs. Our strengths as a solutions provider include a proven fuel systems that can be applied to a range of engines, access to world class engineering and manufacturing capabilities, a global support network, and a portfolio of advanced technologies.

Westport LD, through the acquisition of OMVL, Emer and AFV, is providing light-duty products and capabilities for the light commercial and passenger vehicle market. Westport LD intends to grow its business through new OEM relationships and continued strong aftermarket sales by leveraging its capabilities and manufacturing and assembly facilities in Italy, Sweden, Argentina and the United States.  Westport LD currently collaborates with global manufacturers of motor vehicles, including GM, Ford, Fiat, VW, Toyota and PSA Peugeot Citroën and Volvo with sales in Europe, the Americas, and Australasia.

Westport LD has access to a strong portfolio of fuels expertise that includes LPG, natural gas, biomethane and hydrogen, and higher efficiency advanced technologies for future development.  Our goal is to be an innovation leader, bringing higher efficiency and higher performance offerings to the market at a competitive price.

We will continue to pursue select strategic investments in new markets and develop OEM-class products and capabilities in order to allow Westport LD to compete for leadership in the light-duty alternative fuels market, with North American fleet vehicles being a significant target market.

Westport WiNG™ Power System Production

The WiNG™ System is expected to be available in the popular Ford F-250 and F-350 Super Duty pickup trucks sold and serviced through authorized Ford dealers in the second quarter of 2012.  The F-250 and F-350 pickup trucks, powered by Ford’s new 6.2L hardened engine platform, can also run on ordinary gasoline.

The Ford F-250 and F-350 pickups with the bi-fuel WiNG™ System have undergone the same rigorous OEM testing for safety and durability required for all OEM products.  They are designed to meet both EPA and California Air Resources Board (“CARB”) standards.

The WiNG™ System will be assembled and tested on the Ford vehicles in Louisville, Kentucky, in close proximity to Ford’s Kentucky Truck plant.

AFV Bi-Fuel System

The Volvo V70 Bi-Fuel wagon has a maximum power rating of 170kW at 4800 rpm, and maximum torque rating of 340NM from 1700 to 4800 rpm.  The product is certified to meet Euro 5 emissions regulations.

The fuel system for Volvo V70 Bi-Fuel wagons is assembled and tested on the Volvo V70 products in Gothenburg, Sweden, adjacent to the Volvo plant.

Juniper 2.4 Litre Alternative Fuel Engine & Fuel System Production

The four cylinder 2.4 litre LPG product is capable of achieving 56 kW (75 hp) at 2,800 rpm and maximum torque of 190 Nm (140 ft. lbs) at 1,800 rpm.  The CNG version of the 2.4 litre engine is rated for 52kW (70hp) at 2,800 rpm and maximum torque of 180 Nm (133 ft. lbs) at 1,800 rpm.  Both the LPG and CNG 2.4 litre engines are certified to EPA 2007 Tier II Off-road LSI Engine and CARB 2010 Off-road LSI Regulations.

The fuel system for the Juniper 2.4 litre engine is assembled in Westport LD’s Pernumia, Italy, plant, and the base engines are manufactured by Hyundai Motor Company in South Korea.  Final engine assembly and testing is performed in Busan, South Korea.

Westport LD Revenues

	Year Ended
(Expressed in thousands of U.S. dollars)	December 31, 2011(1)	March 31, 2011
Product Revenue	$59,118	$23,610
Parts Revenue	73	103
Total	$59,191	$23,713

Note:

(1)

Effective March 31, 2011, Westport changed its year end from March 31 to December 31. As such, figures in this column represent revenues generated during the nine months from March 31, 2011 to December 31, 2011.

CUMMINS WESTPORT INC. ALTERNATIVE FUEL ENGINES

Cummins Westport Inc. existing engine products are based on Cummins diesel platforms, featuring spark-ignited alternative fuel technology designed for transit, shuttle, school bus and truck applications.  Because of inherent advantages in low-emission internal combustion natural gas engines, we believe that CWI products can offer lower life cycle costs in a number of applications compared to conventional and other alternative-fuel engine products.  CWI engines compete with conventional and alternative-fuel engines on a number of different factors including reliability, performance, price, service, parts availability and other factors.  CWI is already the leading supplier of natural gas engines to North American transit/shuttle/school buses and to city refuse collection fleets, and the outlook for conventional truck markets is promising.

CWI has four engines in commercial production today: ISL G, C Gas Plus, B Gas Plus, and ISB5.9 G targeted at the principal markets of urban transit, shuttle bus, refuse collection, vocational and dump trucks, medium and heavy-duty truck and tractor applications, school bus, street-sweepers, and delivery vehicles.  On February 19, 2012 (the “Effective Date”), Westport, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement (the “Amended JVA”) governing the operations of CWI which amended the focus of CWI’s future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins North American plants.

The ISL G was introduced in 2007 and was the world’s first heavy duty engine for bus and truck applications to meet the 2010 U.S. EPA and CARB on-highway emissions levels.  The ISL G incorporates new combustion and emissions control technologies to offer all the advantages of previous clean-burning natural gas engines with an increase in performance and fuel efficiency, while meeting the strict 2010 EPA and CARB emissions standards of 0.20 grams per brake horsepower-hour (“g/bhp-hr”), NOx, and 0.01 g/bhp-hr particulate matter.  In 2008, the ISL G was certified to the Euro EEV, or, Environmentally Enhanced Vehicle, standard.

The 8.9 litre ISL G engine uses stoichiometric exhaust gas recirculation spark ignited, (“SESI”), combustion, leveraging Cummins’ proven cooled exhaust gas recirculation (“EGR”) diesel technology to create a high-performance natural gas engine.  The use of cooled EGR in place of large amounts of excess air not only lowers combustion temperatures, it also allows the creation of an oxygen-free exhaust, which in turn allows for the use of a three-way catalyst (“TWC”) on the exhaust.  TWC’s are simple passive devices that are maintenance-free and have been commonly used in passenger cars since the 1970s.  CWI SESI technology improves power density as well as fuel economy and emissions with low-speed torque improved by over 30% compared to previous lean burn engines.  With ratings from 250 to 320 horsepower, this high-performance, low-emissions engine has sufficient power and torque for medium/heavy-duty truck and tractor applications, large urban transit buses, shuttle and school buses, and larger refuse and dump trucks.  The ISL G has replaced the C Gas Plus and the L Gas Plus in North America.

The C Gas Plus is an 8.3 litre lean burn natural gas engine with ratings from 250 to 280 horsepower.  Introduced in June 2001, it was an advanced version of the C8.3G engine that Cummins had been producing since 1996.  The C Gas Plus is certified to Euro III and IV emissions standards established by the European Union.

The B Gas Plus engine is 5.9 litres in displacement and is suitable for shuttle bus, vocational and other truck applications that require less power and a smaller package size than the C Gas Plus or ISL G.  Launched in October 2002, the B Gas Plus is an advanced version of the previous B5.9G natural gas engine, which Cummins had been producing since 1994.  The B Gas Plus is certified to Euro V and EEV emissions standards.  The B Gas Plus has power ratings from 195 to 230 horsepower.

The ISB5.9 G is intended to replace the B5.9G/BGI natural gas engine.  The ISB5.9 G is certified to Euro V and EEV emission standards with Euro Onboard Diagnostic Stage II certification.  The ISB5.9 G has power ratings from 195 to 230 horsepower.

Field tests have begun for the ISX12 G engine, a 12 litre heavy-duty, factory built dedicated natural gas engine for regional haul truck / tractor, vocational and refuse applications.  The ISX12 G natural gas engine is based on the Cummins ISX12 diesel engine platform and will operate exclusively on natural gas (CNG or LNG) utilizing CWI’s proprietary spark ignited, SESI technology, first introduced with the 8.9 litre ISL G in 2007.

CWI is a Delaware corporation owned 50% by Westport Power Inc., a wholly-owned subsidiary of Westport, and 50% by Cummins.  The Amended JVA governs the relationship of the parties relating to the ownership, operation and governance of CWI.  The purpose of the joint venture is to engage in the business of selling, marketing and developing spark-ignited natural gas or propane engines.

Generally speaking, products covered by the scope of the Amended JVA include all spark-ignited natural gas or propane engines, and related parts, products and kits manufactured for CWI as of the Effective Date, including the ISX12 G engine in development by CWI, as well as any further emissions-certified versions of such products, and any future CWI products unanimously approved by the CWI board of directors, Cummins and Westport for inclusion under the CWI joint venture (“Products”).

The Amended JVA defines CWI’s market as sales of Products manufactured (or, in the case of the 6.7 and 11.9 litre engines, planned to be manufactured) in the United States, Canada and/or Mexico for use in on-road vehicles in such countries as well as continuation of CWI’s business with respect to the local production of Products in India and/or China for the local market for up to three (3) years following the Effective Date.  Under the terms of the Amended JVA CWI will not develop or sell new fit for market products outside of North America

Cummins has the sole right to make, have made, use, offer to sell, sell and export all Products during the term of the Amended JVA outside of North America.  Products sold outside of North America will be sold by Cummins as Cummins branded products.  CWI will be credited the revenue and charged for the cost of revenue and other related costs for Products from 5.9 up to 10 liters regardless of where sold in the world or how branded.  Revenue on the sale of the 11.9 liter Product in North America and in Australia will be credited to CWI, subject to CWI being charged for the cost of revenue and other related costs.  Cummins will retain all revenue for sales of the 11.9 liter Product outside of North America and Australia.

Under the terms of the Amended JVA, Westport and Cummins agree not to sell Products within the market scope except as provided by the Amended JVA.  Cummins has also agreed not to market or sell a spark-ignited natural gas engine of 13 liters or less that is derivative of the ISX12 G platform, or any spark-ignited natural gas or propane engine that falls within the displacement range of the Products in North America.  However, after the first five (5) years of the Amended JVA term, Cummins may produce and sell a spark-ignited natural gas or propane engine for the North American market that falls within the displacement range of the Products if done without any assistance from CWI, if such engine is based on an entirely new Cummins heavy duty engine platform not in production in North America on the Effective Date and provided that Cummins pays to CWI a specified royalty on the net revenue of each such engine sold.

Westport and Cummins also agree to keep confidential certain confidential information disclosed by the other party in connection with the JVA, and neither party may assign the obligations or benefits of the JVA without the prior written approval of the other party (except in the case of an assignment to a wholly owned subsidiary).

Under the Amended JVA, in the event CWI’s annual revenue exceeds certain baseline revenue levels, Westport and Cummins are entitled to receive a performance bonus (the “Performance Bonus”).  If and when achieved in any year, the Performance Bonus will be calculated as a percentage of CWI’s net income based on the amount by which CWI’s actual annual revenue exceeds its baseline revenue level for such year and the applicable party’s share of the Performance Bonus (75% in the case of Westport; 25% in the case of Cummins).

The Amended JVA became effective upon the Effective Date and will continues in full force and effect until the earlier of (a) December 31, 2021, or (b) termination prior to such date in accordance with the terms of the Amended JVA.  The Amended JVA will be subject to termination prior to December 31, 2021 under certain circumstances and events described in the Amended JVA, including upon a change of control of either Cummins or Westport.

In the event of a change of control of Westport, in lieu of exercising its termination right, Cummins may elect to continue the Amended JVA upon certain modified terms, including that:  ownership of CWI will be adjusted so that Cummins owns 50.1% and Westport owns 49.9% of CWI; no Performance Bonus will be payable for any periods following such election; Cummins will thereafter have the ongoing right to nominate the President; and Westport will have no access or license to any CWI intellectual property developed after the date of the change of control.

The board of directors of CWI is comprised of three (3) representatives from each of Westport and Cummins.

Pursuant to the Amended JVA, certain actions require unanimous approval of CWI’s board of directors and/or shareholders, including the declaration or payment of any dividends or any other distributions by CWI, material changes to CWI’s business and the addition of new products to CWI’s business.

On February 29, 2012 CWI announced that Jim Arthurs, former Vice President, Westport Cryogenic Systems, had been appointed as President of CWI.  The board of directors for CWI is comprised of Bill Larkin, Westport CFO; Mel Ogmen, Westport Vice President, Engineering & Operations; Clark Quintin, President of Westport HD; Ed Pence, Cummins Vice President and General Manager — Heavy Duty Engine Business; Dean Cantrell, Cummins Controller — Heavy Duty Engine Business; and Ric Kleine, Cummins Vice President — MidRange On-Highway Business.

CWI Engine Production and Distribution

CWI engines have historically been manufactured in two different locations: a Cummins engine plant in Rocky Mount, North Carolina, and by Cummins India Limited in Pune, India. Pursuant to the terms of the Amended JVA, CWI will focus on sales in North America with engines that are currently manufactured in Cummins’ North American engine plants in Rocky Mount, North Carolina and Jamestown, New York.  Engines are sold to truck and bus OEMs for installation onto new vehicles. The fuel storage systems are installed at the OEM factory or at a third party location, such as a truck-body builder (i.e., refuse) or at a fuel system integrator.

CWI Revenues

	Year Ended
(Expressed in thousands of U.S. dollars)	December 31, 2011(1)	March 31, 2011
Product Revenue	$114,518	$84,612
Parts Revenue	24,326	26,675
Total	$138,844	$111,287

Note:

(1)

Effective March 31, 2011, Westport changed its year end from March 31 to December 31. As such, figures in this column represent revenues generated during the nine months from March 31, 2011 to December 31, 2011.

WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS

A key element of our strategy is to diversify our revenue base through increasing the market share of our Westport HD system, which includes both the Westport HD 15L engine and the LNG fuel system. The Westport HD system is designed to power on-road heavy-duty trucks. Our immediate market focus is North America and Australia, particularly in regions where LNG availability or relationships with fuel providers are developing or established.  Our target market segment consists of high fuel consumers or high mileage, heavy-haul over-the-road (“OTR”) fleets that operate on fixed routes or corridors or that operate from centralized locations or distribution centers.

The Westport HD system allows on-road heavy-duty truck to operate with approximately 95% replacement of diesel fuel by natural gas in high duty cycle applications while maintaining the diesel performance and efficiency throughout its operating range.  By directly injecting the natural gas at high pressure into the combustion chamber, HPDI reproduces key benefits of diesel engines: high efficiency over the speed and torque operating range; high torque capability; and high reliability.  The use of a diesel pilot to support auto-ignition of the injected natural gas provides robust combustion in a high-compression, unthrottled diesel cycle engine.  At the same time, the properties of natural gas contribute to a reduction in combustion by-products such as NOx, PM and GHG.

We believe the Westport HD 15L engines are the best solution for low emissions heavy-duty trucks that require one or more of the following characteristics:

•                                          high diesel substitution with natural gas;

•                                          high torque at low engine speeds;

•                                          high power ratings for heavy loads and difficult terrain;

•                                          excellent transient response;

•                                          full certification to meet or surpass low NOx and PM emissions legislation; and

•                                          lower GHG emissions.

We target geographical markets with one or more of the following characteristics:

•                                          LNG fuel availability in the market at competitive prices that make total life cycle costs for vehicle purchase and operation less expensive than conventional diesel trucks;

•                                          Existence of high mileage, high fuel users that may include heavy-haul or long haul fleets that are running along major transportation corridors

We believe that these factors are currently present in Quebec, Ontario, British Columbia, southern California, Texas, the North East and other regions within the United States as well as in parts of Australia.  Within these areas, we target fleets with heavy-duty trucks that typically operate from centralized hubs with return-to-base operations or those that run on corridors where fuelling infrastructure can be more easily established and managed.  We are currently targeting prospective customers that meet the aforementioned characteristics including those that are engaged in heavy-haul OTR transport.

The Westport HD system is composed of proprietary natural gas fuel injectors, fuel pumps, control units, and onboard LNG storage tanks.  LNG fuel for the HD engine is stored in the LNG tank and drawn out with a unique LNG pump (powered by hydraulic oil from an engine-driven hydraulic pump).  The LNG is vaporized using excess heat from the engine coolant and exits the tank module at approximately 100 ºF and 4,500 psi (40 ºC and 30 MPa).  The warm, high-pressure gas is filtered and passed through an accumulator vessel that dampens pressure fluctuations and provides natural gas for engine start-up.  At the same time, a diesel fuel pump draws and pressurizes diesel fuel from the pilot diesel tank. Both the diesel and natural gas are sent to the fuel conditioning module, where they are pressure regulated, filtered, and distributed to the fuel injectors via fuel rails.  The HD engine is electronically managed by the control units, allowing continuous adjustments that provide optimal and unparalleled engine efficiency.  The Westport HD system is currently available in Australia certified to the ADR 80/03 emissions standard and in North America (Canada and USA) where it has received 2010 U.S. EPA and CARB emissions certification.

In July 2010, Westport and Volvo Powertrain signed a development and commercialization agreement to develop biogas- and natural gas-fuelled engine products.  The natural gas engine development program aims to result in a heavy-duty engine that will meet future emission requirements and be commercialized according to a mutually agreed timeline.

In July 2010, also we established WWI, a joint venture between Westport (35% interest), Weichai (40% interest) and Hong Kong Petersen (25% interest) to focus on the Chinese market.  WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.  In addition, WWI is integrating Westport HPDI technology into Weichai’s heavy-duty engine platform for future products seeking to deliver best-in-class solutions in a rapidly developing market.

Current Engine Ratings

The Westport HD engine for North America is based on a Cummins ISX engine and is offered in three ratings: 400 horsepower with 1,450 ft-lbs torque; 450 horsepower with 1,650 ft-lbs torque; and 475 horsepower with 1,750 ft-lbs torque.  These engines have been certified to both the US EPA and CARB emissions standards for 2010.

In Australia, three engine ratings are being developed: HD 485 with peak power of 500 horsepower and 1,650 ft-lbs torque; HD 525 with peak power of 550 horsepower and 1,850 ft-lbs torque; and HD 550 with peak power of 578 horsepower and 1,850 ft-lbs torque.  These engines have been certified to the ADR emission levels ADR 80/03.

Westport HD System Production and Distribution

The Westport HD system includes (i) the Westport HD 15L engine equipped with our proprietary natural gas fuel injectors featuring HPDI technology; (ii) our proprietary fuel pumps; (iii) proprietary control units; and (iv) onboard LNG storage tanks.  Production for the Westport HD system follows an OEM on-line production model made possible with agreements with both Kenworth (North America and Australia) and Peterbilt (North America only) for assembly line production of LNG trucks powered by Westport HD systems.  For OEM supply, the Cummins ISX engine, purchased by PACCAR Inc., is manufactured at Cummins’ manufacturing plant and then transported to our 21,000 square foot assembly centre in Delta, British Columbia, where it is fitted  with our proprietary Westport HD system.  The Delta facility is also responsible for the final assembly and testing of the complete engine and fuel system.  Component parts are delivered to our assembly plant where the assembly process is completed.

Westport has entered into a Supply Agreement with Cummins to allow manufacturing of the Westport HD 15 litre engine in a Cummins manufacturing facility in Jamestown, New York.  The HD Supply Agreement provides Westport with the ability to have its Westport technology-equipped heavy duty engines produced in a Cummins manufacturing facility when a minimum threshold sales volume of at least 1,500 engines in any 12-month period has been achieved by Westport. The supply agreement term is for three years beginning from the date the first Westport technology-equipped engine is shipped by Cummins after Westport meets the minimum volume threshold. The term automatically renews if the threshold volumes continue to be achieved. If Cummins does not ship a Westport technology-equipped engine within the next five years, the agreement will terminate.

Westport HD Revenues

	Year Ended
(Expressed in thousands of U.S. dollars)	December 31, 2011(1)	March 31, 2011
Product Revenue	$16,046	$2,253
Parts Revenue	2,278	2,681
Service Revenue	10,181	8,128
Total	$28,505	$13,062

Note:

(1)

Effective March 31, 2011, Westport changed its year end from March 31 to December 31. As such, figures in this column represent revenues generated during the nine months from March 31, 2011 to December 31, 2011.

HIGH-HORSEPOWER APPLICATIONS

The HPDI approach and components are also ideally suited for many high-horsepower applications that require high efficiency and performance over the operating range of the engine. HPDI is currently being evaluated in the context of rail and mining applications.  In December 2011, Westport entered into an agreement with EMD, OEM of diesel-electric locomotives, to integrate Westport HPDI technology and natural gas fuel system technologies into an EMD locomotive provided by CN.  In May 2011, Westport entered into an agreement with Caterpillar, Inc. to evaluate direct injection, natural gas fuel system technologies for possible use on Caterpillar’s large engines.

TECHNOLOGY

We have invested over $300 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas and other gaseous fuels while preserving the key performance benefits of gasoline or diesel engines.

We strive to develop and integrate the technologies that best fits the requirements of our target applications. As a result, Westport uses different fuel system and engine technologies across its range of applications. Generally, our technologies encompass vehicle and engine fuel systems, combustion and control approaches, as well as exhaust emissions treatment.

Light Duty Applications

Light Duty applications include fork lift applications, small industrial engines, passenger cars and larger commercial vehicles such as pick-up trucks and utility vans.

Fuel System Components: Westport, through its EMER and OMVL subsidiaries, develops and manufactures safe, certified, reliable, low cost fuel system components that enable gasoline engines to be adapted to natural gas or LPG operation. Fuel system components include CNG tank valves, which are designed to provide multiple layers of safety, fill nozzles, gaseous fuel lines, manual and electrically operated shut-off valves, single and double-stage pressure regulators, fuel gauges, high and low pressure fuel filters, integrated fuel rails and injectors, and customized electronic control units.

Stoichiometric Multi-Point Injection Spark Ignition: Westport LD fuel system components can be integrated on engines to allow sequential multipoint port injection of natural gas or LPG. These engines are spark-ignited, operate with a closed-loop controlled stoichiometric air/fuel ratio, and rely on a conventional three-way catalyst for emissions control. These engines can operate as bi-fuel engines (operation with either gasoline or gaseous fuel is possible) or dedicated to just one type of fuel. Most passenger car applications today are bi-fuel, whereas engines used in industrial applications such as forklifts and oilfields are dedicated to one type of fuel.

Westport is making fully-integrated, cost-effective solutions available for industrial and light-duty vehicles applications, such as the Westport WiNG™ Power System—an advanced, integrated, bi-fuel (natural gas / gasoline) system for fleet customers of passenger and commercial vehicles.

Westport evaluates opportunities and conducts R&D to improve fuel system components and engine operating methods to offer gaseous fueled engines and vehicles that offer the highest level of safety, reliability, durability, performance, emissions and efficiency.

Heavy-Duty Applications

Heavy-Duty (“HD”) applications include medium HD vehicles such as transit buses, refuse trucks, coaches, urban delivery vans, beverage delivery and school buses (vehicles that have a gross vehicle weight between 14,000 and 33,000 lbs).  Heavy HD trucks include larger tractor-trailer combination and dump trucks.

In the medium HD class of vehicles, Westport and its partners are providing lean burn and stoichiometric spark ignited engines to address the needs of different markets.

Lean Burn Spark Ignition: Lean burn spark-ignited (“LBSI”) gaseous-fuelled engines use Otto-cycle combustion with large amounts of excess air to maintain relatively low combustion temperatures resulting in low NOx and low PM output.  This architecture relies on robust traditional spark plug technology to ignite a pre-mixed air/fuel charge, which can accommodate most gaseous fuels including natural gas, propane, hydrogen, and blended fuels. Spark-ignited medium HD engine technologies are integrated with a robust diesel engine platform and a dedicated control strategy to create a clean-burning alternative fuel engine with excellent performance, reliability, and durability characteristics. WWI offers LBSI for example in China, India and Latin America to power transit buses and a variety of trucks.

Stoichiometric Spark Ignition with Exhaust Gas Recirculation: CWI’s SESI technology builds upon the LBSI approach, but uses high rates of cooled EGR in the combustion process in place of large amounts of excess air.  The use of cooled EGR allows the creation of oxygen-free exhaust, which then allows for the use of a simple, passive three way catalyst.  SESI technology delivers ultra-low emissions, below EPA 2010 levels, with increased thermal efficiency and higher low-speed torque compared with today’s LBSI engines.  CWI’s very successful ISL G engine that is used in North American transit buses, refuse trucks and day cab trucks is based on the SESI technology.

In heavy HD applications, Westport also provides fuel systems and engines enabling HPDI of natural gas.  The fuel system includes a liquefied natural gas storage tank and pump, special fuel injectors, fuel conditioning modules and electronic control software and hardware.

High Pressure Direct Injection: HPDI technology emulates the robust and efficient characteristics of diesel combustion but with the fuel being mostly natural gas. Engines with HPDI use small diesel pilot sprays and larger natural gas jets injected late in the compression cycle. HPDI retains the compression ratio and un-throttled operation of diesel engines, enabling high cycle efficiency and low end torque capability. It requires no special pistons, cams, ignition system, gas mixer, intake manifolds, exhaust sensors or port injectors.  For high use applications, the diesel is, on average, approximately 5% of the total fuel energy input and is used to start the combustion process just prior to the main injection of natural gas.  Due to the lower flame temperature of natural gas, NOx emissions can be cut by 30% to 50% compared to diesel equipped with no or moderate exhaust gas recirculation. Due to the lower carbon content of gas compared to diesel, HPDI leads to engine out PM emissions reduction of 60% to 80%, and to GHG emissions reduction of 20% to 30% inclusive of methane emissions.  Our HPDI technology has been demonstrated on Cummins, Volvo, MAN, Detroit Diesel, Weichai and other heavy-duty engines and could be applied to any modern direct injection diesel engine, given sufficient development. HPDI is well suited to large on-highway trucks and to high-horsepower applications where performance and part load fuel consumption are critical.

High Pressure Gaseous Fuel Injectors: Our HPDI fuel injectors are designed to be incorporated into a diesel engine with no or limited head modifications and minimized changes to the engine hardware beyond replacing a diesel injector with our HPDI fuel injector.  These injectors enable late-cycle, high pressure direct injection of natural gas, ensuring diffusion-type combustion. HPDI fuel injectors are common-rail, diesel-actuated and electronically controlled.

We have developed fuel injectors capable of handling the special challenges presented by compressible fuels.  For instance, our injectors are designed to manage the high volumetric flow rates required for a fuel much less dense than diesel, the reduced cushioning associated with the low viscosity of gaseous fuels, and the critical sealing between gas and pilot fuel within the injectors.

We design and test our own natural gas direct injection fuel injectors.  Westport has reached high volume scale production capability by partnering with one of the world’s largest diesel injector manufacturers, Delphi, to supply Westport proprietary HD fuel injectors.

The engine fuel system also includes gas and diesel control modules that filter, measure and regulate the fuels prior to admission to the engine, and electronic modules that control the various components of the fuel system.

Cryogenics tanks and pumps: Our cryogenic technologies enable our customers to use liquefied gaseous fuels for mobile applications of HPDI, where durability is important, space is limited and excess weight is costly.  Our designs for compact cryogenic pumps and storage vessels are well suited to high-vibration applications.  Our LNG pump is designed to be fitted within a cryogenic vessel to provide rapid engine fuelling capability, minimize heat leak and external exposure of cryogenic parts.

Advanced Combustion and Fuel System Concepts

Westport continues to evaluate new combustion and fuel system concepts. In the past we have evaluated technologies such as:

Hot surface ignition (“HSI”).  Westport has demonstrated concept vehicles operating with natural gas direct injection and hot surface ignition.  Specially shielded ceramic glow plugs were used for the ignition.  Fast-response direct actuation common rail injectors were used to provide rate shaped injection or multiple gas injections.  Emissions were drastically reduced because of the natural gas, but diesel-cycle diffusion combustion retains the power, torque, and efficiency of the diesel engine.

On-board gas compressor.  We have developed vehicle booster-compressors to meet the fuel system’s need to provide high-pressure natural gas to the injectors from CNG tanks.  This compressor technology is modular and scalable to adapt to varying flow rates, gas pressures and packaging requirements.  This was used for example on the concept vehicles operating with HSI.

Homogeneous Combustion Direct Injection.  Westport has demonstrated concept power generation engines operating with some of the natural gas being pre-mixed with the intake air prior to ingestion into the combustion chamber and some of the natural gas being direct injected.  The pre-mixed natural gas burned in a homogeneous charge compression ignition manner. We have developed methods to control the ideal timing of the Start of Combustion through signal processing of engine mounted accelerometers.

Exhaust After Treatment Systems: As a natural gas engine and fuel system developer, we have investigated and developed aftertreatment systems for natural gas engine technologies.  We have worked with oxidation catalysts, three-way catalysts, lean NOx adsorbers, diesel particulate filters, and selective catalytic reduction systems.  Novel systems and methods, applicable to both natural gas and diesel engines, have been developed.

Hydrogen direct injection and hydrogen natural gas blends: Westport has demonstrated the operation of transit buses fueled with blends of hydrogen and natural gas. Westport has worked with OEM partners and continues to work with certain laboratories to investigate hydrogen direct injection.

In addition, Westport continues in collaboration with partner universities and laboratories to investigate certain fundamental aspects of gaseous fuel combustion and emissions catalysis.

INTELLECTUAL PROPERTY

The goal of our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans and to best enable the successful commercialization of our proprietary products.  Our intellectual property strategy is designed to be adaptive to our target markets and the products intended for those markets, to support the commercial launch of new products, and to sustain a long-term competitive edge in the markets.  We rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.

We are committed to our strategy of building an intellectual property portfolio that encompasses a variety of intellectual property rights and protects our key intellectual assets.  We believe these intellectual property assets will enable us to remain competitive in our industry.

We use patents as the primary means of protecting our technological advances and innovations, which include proprietary claims to components, materials, operating techniques, and systems.  We have a proactive approach to identifying, evaluating and choosing strategic inventions that we seek to protect through the timely filing and diligent management of patent applications.  We have a comprehensive invention disclosure program involving written invention memoranda and maintenance and preservation of supporting laboratory records.  Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect our anticipated major markets.  Patents provide us with a potential right to exclude others from incorporating our technical innovations into their products and processes.  Where appropriate, we license third party technologies to provide us with the flexibility to adopt preferred technologies.

As of December 31, 2011, we held approximately 300 issued patents worldwide, including 68 issued U.S. patents, in addition to numerous pending patent applications around the world.  About 70 percent of these issued patents have more than 10 years of term remaining if maintained for their potential lifetime.  We also have a number of patent applications pending in the United States and under the international Patent Cooperation Treaty, which preserves for at least 30 months our right to file corresponding patents in all of the major industrial countries that are of interest to us.  These issued and pending patents cover various aspects of our technology.

We believe we have developed a significant international patent portfolio, which establishes a broad foundation for our ongoing research activities and continues to yield new and patentable developments.  We expect to file new patent applications each year as our patent portfolio expands to strengthen our role as a leading developer of gaseous-fuelled engine technology by capturing new developments as they arise.  We expect activities relating to assertion and enforcement of our intellectual property rights to increase as the market for our products develops, and we also expect that our growing patent portfolio, especially when coupled with a strong enforcement program, will provide us with a significant advantage over our competitors.

Portions of our know-how are protected as trade secrets and through contractual agreements with our employees, suppliers, partners and customers.  We take measures to carefully protect our intellectual property rights in our collaboration agreements and attempt to capture maximum value from our products to ensure a competitive advantage.  We are supporting the ongoing development of our market image and branding strategy by seeking timely registration of our trademarks in strategically chosen jurisdictions.

COMPETITIVE CONDITIONS

As one of the few companies of which we are aware that is focused on gaseous fuel engine technologies, we believe we are a world leader in gaseous-fuelled engines that incorporate high pressure, common rail, direct injection technologies.  Westport and its related technologies currently compete with the incumbent offerings, which are typically diesel, as well as other forms of alternative power engines including but not limited to spark-ignited natural gas, hybrid electric and dual-fuel and bi-fuel applications.  While some alternative fuels or other power technologies are being developed, Westport technology is available in affordable products with real-world experience.

GOVERNMENT FUNDING

Westport and CWI have won significant funding awards from U.S. and Canadian government agencies and from trade groups for technology development and demonstration projects.  In some cases, the government or trade-group funding may be repayable, in whole or in part, depending on the success of the technology.  Some of the more significant awards include:

March 29, 2011 — CWI was awarded $3.60 million from the U.S. Department of Energy’s National Renewable Energy Laboratory to develop an 11.9 litre natural gas engine and integrate it into refuse trucks and Class 8 delivery trucks around the nation to verify performance in different climates, altitudes, and driving environments (i.e., city and highway).

February 2011 — Westport was awarded C$2.30 million from SDTC to develop Westport HD system technology for high-horsepower applications. Westport is proposing to significantly improve the cost structure for operators of high-horsepower equipment while achieving compliance with increasingly stringent emission regulations and reducing GHG emissions by up to 25%.  Consortium members in the SDTC project are EMD, Canadian National Railways Company and Gaz Métro Transportation Solutions, a wholly-owned subsidiary of Gaz Métro, the main distributor of natural gas in Quebec.

February 2008 — Westport was awarded $2.25 million in funding, of which $1.75 million is from the SCAQMD and $500,000 from the California Energy Commission (“CEC”), to support the development, demonstration, commercialization and certification of our heavy-duty LNG fuel system for the Cummins ISX to meet the EPA 2010 NOx (0.2 g/bhp-hr NOx) emissions standard prior to 2010.  As of December 31, 2011 Westport had received $2.0 million of this funding with the remaining $250,000 due to be paid upon approval of a final progress report which was submitted in December 2011.

HUMAN RESOURCES AND POLICIES

We have attracted a highly educated, experienced team of professionals focused on the development of our technologies.  We actively recruit skilled individuals with diverse backgrounds from around the world and provide them with specific training relating to our technology, and retain consultants and contract workers with specific expertise when appropriate.

As of December 31, 2011, Westport had a world-wide total of 779 employees consisting mostly of engineers and technicians, 426 of which were employed by Westport LD and 79 of which were employed by Westport HD.  Of the total number of Westport employees, we had 679 full-time employees and 100 contract or part-time staff in our offices in Vancouver, Canada, Argentina, Australia, China, France, Italy, Korea, Sweden and throughout the United States.  CWI had 62 full-time employees, including 52 employees seconded from Cummins, 10 employees seconded from Westport plus one contract staff seconded from Cummins.

Our employees are not represented by a labour union, except in Italy and Sweden. We believe that our relationships with our employees are good.  Each new employee is required to execute confidentiality and proprietary rights agreements as well as a Code of Conduct as part of the terms of employment.  To encourage focus on achievement of medium to long term performance goals, virtually all of our employees are eligible for annual bonuses that are tied to achievement of corporate milestones.

SOCIAL AND ENVIRONMENTAL POLICIES

Westport is committed to the protection of the environment, the prevention of pollution and strives to be an industry leader in mitigating the environmental impacts of fuel system research, development, testing and assembly.  This Environmental Policy Statement outlines the standards to which our operations are held:

1.	Westport will work to ensure that its operations comply with all applicable environmental legislation, industry codes and standards;

2.	Westport will work to collaborate with partners and industry stakeholders in the protection of the environment, the conservation of resources and the implementation of pollution mitigating practices;

3.

Westport will continue to research, design, and develop alternative fuel engine technologies that preserve environmental health and safeguard employees, customers and the general public from injuries or health hazards;

4.

Westport determines, evaluates, and strives to mitigate the environmental impacts of our existing operations and will work to conduct a thorough environmental assessment and risk analysis prior to the implementation of new projects;

5.

Westport will abide by internally established standards to utilize energy and other resources efficiently in its operations, including emissions and waste management programs that exceed current legislative requirements;

6.

Westport will strive to be an environmentally responsible neighbour in the communities where we operate and to act promptly and responsibly to correct incidents or conditions that endanger health, safety or the environment;

7.	In conjunction with external response agencies, Westport will respond to environmental emergencies promptly and effectively via a trained and coordinated on-site Emergency Response Team;

8.	Westport will work to fully investigate all environmental incidents or unplanned releases and to communicate findings as necessary to all affected parties;

9.

Westport will endeavour to train its employees on their individual responsibility to protect the environment, to adhere to this Policy Statement, and to cooperate with Westport’s efforts in this regard. On-site contractors and others acting on behalf of Westport are expected to abide by the same environmental code of conduct;

10.

Westport will strive to evaluate its environmental performance through regular auditing and assessment of its regulatory compliance and adherence to this policy. We will strive to communicate the appropriate information to our stakeholders including our Board of Directors, employees, shareholders, governmental agencies and the general public;

11.

We will strive to continuously improve our environmental management system and measure the environmental impacts of our operations. Westport will implement this policy through a comprehensive plan with measurable goals/targets and a rigorous analysis of performance. Westport will work to provide a candid discussion of our environmental achievements and challenges in its annual sustainability report published on its website.

Our commitment to corporate responsibility is evident not only in the development of our products and technologies, but also in our ongoing efforts to enhance the social benefits derived from our business activities and minimize the environmental footprint of our operations.  Every year, we review our operations, assess our environmental footprint and set targets for improvement.

We published our first sustainability report at the end of fiscal 2008 to highlight aspects of our safety, environment, and community engagement performance.  Our fifth  sustainability report, which will be published within our fiscal 2011 annual report, has been self-declared to correspond to application Level B in the six-level grid of the Global Reporting Initiative G3 guidelines.

We are committed to providing a discrimination and harassment-free workplace.  Our expectations for individual integrity and ethical, moral, and legal conduct are outlined in our Code of Conduct that all employees and directors review and sign annually.  We have also implemented an ethics hotline to provide an avenue for employees to raise concerns about corporate conduct.  The policy includes the reassurance that individuals will be protected from reprisals or victimization for “whistle blowing” in good faith.

Our employees demonstrate an active desire to contribute to our community.  We have supported the United Way of the Lower Mainland with a spirited and employee-driven workplace campaign since 2002.  Since that time, our employees have donated more than $590,000 to the United Way, and our campaigns have been recognized as leading efforts in the British Columbia high-tech sector.

IMPACT is an employee leadership team established to drive community engagement and community enrichment.  Launched in 2007, IMPACT brings together the various volunteer activities, events, and initiatives that employees were already involved with into one coordinated effort.  IMPACT’s vision of community is broad and encompasses the actual communities in which we live and work, our immediate neighbours and our workplace.  IMPACT has an ambitious and inspiring mandate to have its activities leave a positive and measurable impact on the community.  Community leadership is a core value of ours and to support this, every employee is given 16 hours of paid leave per year to volunteer with a charitable organization of his or her choosing.

We have been a sustaining member of Canadian Business for Social Responsibility since 2001 and were one of the first members of the Canadian high-tech sector to join this group of progressive organizations committed to the principles of sustainability.

We have been listed on the Jantzi Social Index (“JSI”) since August 2000.  The JSI is a socially-screened market capitalization-weighted common stock index modeled on the S&P/TSX 60 consisting of 60 Canadian companies that pass a set of broadly based environmental, social and governance rating criteria.  The JSI has begun to generate the first definitive data on the effects of social screening on financial performance in Canada.

In November 2011, we were ranked on the Corporate Knights’ Cleantech 10™ list for the fifth year in a row. The Cleantech 10™ and Next 10 represent Canada’s best publicly and privately held companies in the Cleantech realm, and span a range of sectors from desalination to biofuels to solar technology. The Cleantech 10™ list was created by The Cleantech Index (www.cleantechindex.com), which underlies several Index-based funds and is the first and only index to cover cleantech companies across a broad array of industries. Corporate Knights sought out technology-driven growth companies that have big impacts on resource efficiency and the environment—not simply those re-branding themselves as ‘green.’ A set of 18 screening criteria were applied to all TSX companies that Cleantech Group LLC uses for their broad Cleantech Index. A heavy emphasis was placed on purity (percentage of revenues or income from Cleantech business, and whether or not it’s really ‘clean’) and quality (strategy, management, financial strength, sector leadership). Other key criteria included growth, earnings, liquidity, capitalization, technology/intellectual property, and overall impact.

In June 2011, Westport was included on the Corporate Knights Best 50 Corporate Citizens in Canada list.  The methodology for the Best 50 Corporate Citizens is based on environment, social and governance indicators found in the public domain.  The scoring includes baseline indicators and sector-specific key performance indicators.

DIVIDEND POLICY

To date, we have not paid out any dividends on our common shares (“Common Shares”).  The future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand, sustainable cash flow and achieving profitability, the financial requirements to fund growth, our general financial condition, and other factors that the Board may consider appropriate in the circumstances.  Under our bank credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our bank.

MARKET FOR COMMON SHARES

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “WPT”.  The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the Toronto Stock Exchange for the periods indicated:

Toronto Stock Exchange (WPT)

Period	High ($)	Low ($)	Close ($)	Volume
January 2011	19.70	15.11	15.70	2,852,105
February 2011	18.49	14.14	17.86	3,182,298
March 2011	21.49	16.06	21.25	2,164,804
April 2011	26.77	21.57	23.93	3,005,359
May 2011	25.36	20.79	23.93	1,189,443
June 2011	24.34	19.29	23.11	3,660,608
July 2011	26.84	22.89	24.41	1,621,890
August 2011	24.94	19.87	23.93	2,394,194
September 2011	33.97	22.00	30.39	4,431,023
October 2011	31.41	24.05	30.08	3,076,815
November 2011	31.88	26.82	28.40	2,348,998
December 2011	34.99	28.03	33.77	2,168,872
January 2012	42.12	32.56	41.64	2,054,660
February 2012 (to February 29)	47.09	37.95	40.16	3,743,923

The outstanding Common Shares are additionally listed and posted for trading on the NASDAQ Global Market under the trading symbol “WPRT”.  The following table sets forth the market price ranges in U.S. dollars and the aggregate volume of trading of the Common Shares on the NASDAQ Global Market for the periods indicated:

NASDAQ Exchange (WPRT)

Period	High ($)	Low ($)	Close ($)	Volume
January 2011	19.77	15.15	15.77	11,919,727
February 2011	19.00	14.25	18.37	18,268,175
March 2011	22.39	16.19	21.98	18,118,712
April 2011	27.90	22.40	25.30	28,261,200
May 2011	25.96	21.29	24.83	15,127,504
June 2011	24.97	19.66	24.02	19,669,196
July 2011	28.05	23.60	25.64	19,374,848
August 2011	27.07	20.01	24.46	22,525,688

NASDAQ Exchange (WPRT)

Period	High ($)	Low ($)	Close ($)	Volume
September 2011	34.23	22.13	28.93	28,389,524
October 2011	31.68	22.63	30.25	21,817,981
November 2011	31.28	25.82	27.67	16,983,860
December 2011	34.44	26.90	33.24	15,854,580
January 2012	42.15	31.91	41.60	24,002,535
February 2012 (to February 29)	47.38	38.05	40.46	46,931,615

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”) issuable in series with no par value.  As at December 31, 2011, our issued share capital consisted of 48,455,601 Common Shares and no Preferred Shares.  Our Board may at any time issue any Preferred Shares in one or more series, each series to consist of such number of Preferred Shares as may be determined by the Board.  The Board may determine at the time of issuance the designation, rights, privileges, restrictions, and conditions attaching to the Preferred Shares of each series.

As more fully detailed below under “Description of Common Shares”, the holders of our Common Shares are entitled to notice of, to attend and to one vote per Common Share at all meetings of our shareholders.  The holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF COMMON SHARES

The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by us, and to receive Westport’s remaining property and assets upon dissolution or winding up.  The Common Shares are not subject to any future call or assessment, and there are no pre-emptive, conversion or redemption rights attached to the Common Shares.  The following table provides additional information regarding the outstanding Common Shares.

	December 31, 2011
	Number	Weighted Average Exercise Price
		$

Shares Outstanding	48,455,601

Share Options

- Outstanding	328,027	8.96

- Exercisable	311,360	8.55

Performance Share Units

- Outstanding	318,214	N/A

- Exercisable	—	N/A

Restricted Share Units

- Outstanding	932,703	N/A

- Exercisable	276,931	N/A

PRIOR SECURITIES ISSUED

No securities of Westport not listed or quoted on any exchange were issued during the year ended December 31, 2011, other than options, restricted share units and the Debentures.  Additional information with respect to the issuance of options and restricted share units by Westport during the most recently completed financial year will be contained in Westport’s proxy circular in respect of its annual and special meeting of shareholders, which will be made available on SEDAR at www.sedar.com.

DIRECTORS AND EXECUTIVE OFFICERS

Our shareholders elect the members of our Board at each annual general meeting.  Directors typically hold office until the next annual general meeting of shareholders at which time they may be re-elected or replaced.

The following table sets forth the names and municipalities of residence of all of the members of our Board of Directors and Executive Officers as of February 29, 2012, as well as the positions and offices held by such persons, their principal occupations, and number of Common Shares held as of February 29, 2012:

Name and Municipality of Residence	Position with the Corporation	Principal Occupation for Last Five Years	Director of the Corporation Since	Number of Common Shares held as of February 29, 2012
Warren J. Baker(2)(3)(4) Avila Beach, California	Director	President, California Polytechnic State University (1979-2010)	September 2002	11,642

John A. Beaulieu(1)(2)(3)(4) Vancouver, Washington	Chairman and Director	Managing Partner of Cascadia Pacific Management LLP (a private venture fund company)	September 1997	17,645

M.A. (Jill) Bodkin(1)(2)(4) Vancouver, British Columbia	Director	Chair and Chief Executive Officer of Golden Heron Enterprises; Director of Canadian Development for KCTS 9 Television (2007-2010)	July 2008	7,460

David R. Demers(3)(4) West Vancouver, British Columbia	Chief Executive Officer and Director	Chief Executive Officer of Westport	March 1995	127,257

Dezsö J. Horváth(1)(4) Toronto, Ontario	Director	Dean and Tanna H. Schulich Chair in Strategic Management, Schulich School of Business, York University	September 2001	56,823

Douglas R. King(4) Hillsborough, California	Director	Retired from Ernst & Young LLP for the past five years. During this time Mr. King has served as a Board Member on various publicly traded companies	January 2012	1,813

William (Bill) E. Larkin Blaine, Washington	Chief Financial Officer	Chief Financial Officer of Westport; previously Chief Financial Officer of DDi Corp. (2009 to 2010); Chief Financial Officer of Fuel Systems Solutions, Inc. (2008 to 2009); Corporate Controller of Fuel Systems Solutions, Inc. (2006 to 2008)	N/A	1,383

Sarah Liao Sau Tung(4) Hong Kong, China	Director	Senior Advisor to the Vice Chancellor of the University of Hong Kong on Sustainability; Former Secretary for the Environment, Transport and Works of the Hong Kong Special Administrative Region and a member of the Executive Council of Hong Kong (2002 to 2007)	July 2008	6,093

Albert T. Maringer(2)(4) Canmore, Alberta	Director	President and Chief Executive Officer of Maringer Consulting Alberta Ltd. since 2007	July 2008	3,588

Gottfried (Guff) Muench(1)(4) West Vancouver,	Director	Previously held various senior positions within Cummins Inc., including Canadian General Sales	July 2010	4,398

Name and Municipality of Residence	Position with the Corporation	Principal Occupation for Last Five Years	Director of the Corporation Since	Number of Common Shares held as of February 29, 2012
British Columbia		Manager-Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company

Clark G. Quintin West Vancouver, British Columbia	President, Westport HD	President, Westport HD since April 2011; previously a Consultant (2009 to 2010); and President & CEO of Integrated Paving Concepts (2002 to 2009)	N/A	Nil

Ian J. Scott North Vancouver, British Columbia	President, Westport LD	President of Westport Light Duty, Inc. (formerly Juniper Engines) since 2007	N/A	27,641

Nicholas C. Sonntag Gibsons, British Columbia	Executive Vice President, Corporate Development, and President, Westport Europe and Asia	Executive Vice President, Corporate Development and President of Westport Europe and Asia	N/A	7,766

Elaine A. Wong Vancouver, British Columbia	Executive Vice President, Strategic Development	Executive Vice President, Strategic Development of Westport; former Chief Financial Officer of Westport (2003 to 2010)	N/A	45,729

Notes:

(1)                                  Member of the Audit Committee.

(2)                                  Member of the Human Resources and Compensation Committee.

(3)                                 Member of the Nominating and Corporate Governance Committee.

(4)                                  Member of the Strategy Committee.

DIRECTOR BIOGRAPHIES

Warren J. Baker, a US citizen, of Avila Beach, California, USA, joined Westport’s Board in September of 2002.  He is currently Chair of the Nominating and Corporate Governance Committee.  He is retired President Emeritus having served as President of California Polytechnic State University in San Luis Obispo, California from 1979 until August 1, 2010.  Dr. Baker is a Fellow of the American Society of Civil Engineers, a Fellow in the Engineering Society of Detroit, a member of the board of directors of the California Council for Science and Technology, and a former member of the US Business-Higher Education Forum.  Dr. Baker has served as a member of the US National Science Board appointed by President Reagan serving two terms from 1985 to 1994. He has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation.  Dr. Baker is also a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals.  Dr. Baker also served on the board of directors of the Society of Manufacturing

Engineers’ Education Foundation, and is a member of the Board of Governors, US — Mexico Foundation Science Foundation.

John A. Beaulieu, a US citizen, of Vancouver, Washington, USA, joined the Board of Directors in September of 1997 and was appointed Chairman in 2002.  Mr. Beaulieu co-founded Cascadia Pacific Management, LLP, a venture capital fund in Portland, Oregon, in 1990 and has been actively involved in finding, financing, and assisting in the growth of more than 70 emerging growth technology-based companies since 1986.  Mr. Beaulieu’s business career included being President of Steelcraft Corporation and holding other general management positions at American Standard & Evans Products.  Earlier executive employment was at Proctor & Gamble, Ford Motor Co., and Arthur Young & Co.  Mr. Beaulieu obtained a Bachelor of Commerce degree (1956) and a Masters of Business Administration degree (1963), both from Santa Clara University of California.  Mr. Beaulieu is involved with one socially focused organization in the health field.

M.A. (Jill) Bodkin, a Canadian citizen, of Vancouver, British Columbia, Canada, joined the Board in July 2008. She has been Chair and Chief Executive Officer of Golden Heron Enterprises since 1996.  From 2007 through 2010, Ms. Bodkin was also Director for Canadian Development for KCTS 9 Television, the Seattle, Washington based Pacific Northwest PBS station. Ms. Bodkin is the President of Yaletown Venture Partners VCC, Vancouver, and is a member of the Board of Syracuse University’s Maxwell School of Citizenship and Public Affairs. From 1987 to 1996, Ms. Bodkin was with Ernst & Young as a Corporate Finance Partner, advising on financing technology companies and capital projects in North America and Asia. After her early career in trade and finance in Ottawa, in 1981, Ms. Bodkin became British Columbia’s first woman Deputy Minister, responsible for financial institutions, and, until 1987, Founding Chair of the British Columbia Securities Commission.  Her mid-career graduate studies were in public finance at the Maxwell School, Syracuse University. Ms. Bodkin is a Governor and former Chair of the Vancouver Board of Trade, as well as a former member of the Boards of Directors of the Laurentian Bank of Canada and KCTS 9 Television, and President of the Board of Pacific Coast Public Television. She has served on the Oversight Council for the Canadian Institute of Chartered Accountants, Advisory Boards on investment and trade to Canadian and British Columbia Cabinet Ministers, and Boards of policy think tanks, including the Thailand Development Research Institute, the Institute for Research in Public Policy in Canada, and the Canada West Foundation.

David R. Demers, a Canadian citizen, of West Vancouver, British Columbia, Canada, is a founder of Westport and has been Chief Executive Officer and a member of the Board since the company was formed in March of 1995.  Mr. Demers obtained a Bachelor of Physics degree in 1976 and a Bachelor of Law degree in 1978, both from the University of Saskatchewan.  Mr. Demers is also a member of the board of directors of Primero Mining Corp.

Dezsö J. Horváth, a Canadian citizen, of Toronto, Ontario, Canada, has been a member of the Board since September 2001. He is currently Chair of the Strategy Committee. He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. He holds an Electrical Engineering degree, as well as degrees in management (MBA, Licentiate, PhD) from Swedish universities. After an early R&D career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities.  In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields. In addition to his membership on corporate boards in the past, Dr. Horváth is currently a Director of Inscape Corporation (since 2003), Samuel, Son & Co. Limited (since 2007) and UBS Bank (Canada) (2009). He is also a Director of The Toronto Leadership Centre (since 1998) and the Canada-India Business Council (C-IBC) (since 2009). As well, he is on the International Advisory Council of the St. Petersburg University School of Management, Russia (since 1996), Guanghua School of Management, Peking University, China (since 2007), Fundaçäo Dom Cabral (FDC), Brazil (since 2009), and is a member of the Advisory Board for The CEO of the Year Award (co-sponsored by The Caldwell Partners Amrop International, the National Post and the CTV Television Network) (since 1992). Dr. Horváth is a member of the Strategic Management Society (SMS), the Academy of Management (AOM) and the Academy of International Business (AIB). In 2004, he was named AIB International Dean of the Year. Dr. Horváth was chosen as a Member of the Order of Canada in July 2008 for his academic leadership and sustained commitment to business education in Canada.

Douglas R. King, a US citizen, of Hillsborough, California, USA, joined the Board in January 2012. Mr. King is a Certified Public Accountant with significant experience in the accounting industry, including over 30 years of auditing experience at Ernst & Young LLP where he served in various capacities in multiple offices. Mr. King served as the managing partner at the San Francisco office of Ernst & Young LLP from 1998 to 2002. Currently, Mr. King is a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Governance Committee at Silicon Graphics International Corp. (NASDAQ:SGI); member of the Board of Directors, Chairman of the Audit Committee, and member of the Executive Compensation and Finance Committees at SJW Corp. (NYSE:SJW); and a member of the Board of Directors of the private company Adaptive Spectrum and Signal Alignment, Inc. Previously, Mr. King was a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Committee at Fuel Systems Solutions (NASDAQ:FSYS) from April 2006 until July 2010 and a member of the Board of Directors, Chairman of the Audit Committee and member of Executive Compensation and Special Committees of Marvell Technology Group (NASDAQ:MRVL) from April 2004 until October 2007. Mr. King has a Bachelor of Science degree from the University of Wisconsin (Madison) and an Masters of Business Administration degree from the University of Arkansas.

Sarah Liao Sau Tung, a Hong Kong SAR citizen, of Hong Kong, People’s Republic of China, joined the Board in July 2008.  Dr. Liao is the former Secretary for the Environment, Transport and Works of the Hong Kong Special Administrative Region and a member of the Executive Council of Hong Kong from 2002-2007.  In 1988, Dr. Liao founded an environmental consulting company, and from 2001 to 2008, served as the environmental presenter/advisor for the Beijing 2008 Olympic Games Bid/Organizing Committee.  She is currently the Senior Advisor to the Vice Chancellor of the University of Hong Kong on Sustainability, a member of the Chinese Council for International Cooperation on Environment and Development under the State Council and a member of the Board of Trustees of Environmental Defense Fund.  She is a Fellow of the Hong Kong Institution of Engineers; a Fellow of the Royal Society of Chemistry, UK; Honorary Professor, Civil Engineering Department, and a Fellow of the University of Hong Kong.  She earned her Bachelor’s degree in chemistry and botany, Master’s degree in inorganic chemistry and Doctorate in environmental/occupational health from the University of Hong Kong.  Dr. Liao was awarded a Master’s degree in analytical chemistry by the University of Birmingham, UK.  She was awarded the Justice of the Peace in 1994, the Most Excellent Order of the British Empire (MBE) in 1997 and the Gold Bauhinia Star (GBS) in 2007.

Albert T. Maringer, a Canadian citizen, of Canmore, Alberta, Canada joined the Board in July 2008.  Dr. Maringer has been the founder, President and Chief Executive Officer of Maringer

Consulting Alberta Ltd. since June of 2007.  Prior to 2007, Dr. Maringer held the position of President and Chief Executive Officer of Siemens Canada Limited from 2000 to 2006.  Dr. Maringer’s career with Siemens AG spans a 46 year period during which, prior to 2000, Dr. Maringer held the following positions within Siemens AG’s operations or subsidiaries:  President, ATD TD Division for five years; General Manager of North America Motor Operations for four years; plus various management and engineering leadership roles including strategy development, R&D, manufacturing and project management.  Dr. Maringer has served as a member of the board of directors for The Conference Board of Canada in Ottawa. He has also served as a member of the board of directors of the Canadian Nuclear Association.  Dr. Maringer was a member of the Board of Trustees, Calgary Zoo, Calgary, and is a director and Chairman Emerit with the German-Canadian Chamber of Commerce and Industry.  Dr. Maringer is Member of the Board (Aufsichtsrat) of Guardus AG in Ulm/Germany, was Chairman of the board of Clinicare Inc., a healthcare information technology company in Calgary, Alberta, and an advisory board member of Skypower Corporation in Toronto, Ontario.  He is past Chairman of Utilicase, a privately held software company in Montreal. Dr. Maringer is a member of the advisory committee for the Center for German-European Studies at York University, Ontario, serves on the advisory council of the Schulich School of Business, Ontario, and is a Professor and holds a Chair of International Management, Friedrich- Schiller-Universität in Germany.

Gottfried (Guff) Muench, a Canadian citizen, of West Vancouver, British Columbia, Canada, joined the Board in July 2010.  Mr. Muench obtained a Masters of Business Administration degree (1981) from the University of Western Ontario, and from 1981 to 2010, Mr. Muench held various senior positions within Cummins Inc., including Canadian General Sales Manager—Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company in Columbus, Indiana.  In 1986, Mr. Muench became the owner and principal of Cummins British Columbia, now Cummins Western Canada, the Cummins distributor for western Canada that now serves customers in eight different provinces and territories.  From 2001 to 2002, Mr. Muench also served as the first President of Cummins Westport Inc.

EXECUTIVE OFFICER BIOGRAPHIES

David R. Demers, see information contained under the heading “Director Biographies”.

William (Bill) E. Larkin, a U.S. citizen, joined Westport in February 2010 as Chief Financial Officer.  Mr. Larkin served as Chief Financial Officer of Fuel Systems Solutions, Inc. (FSYS) from May 2008 to May 2009 and as a consultant through September 2009.  Mr. Larkin served as Corporate Controller and Chief Accounting Officer of FSYS from November 2006 to May 2008.  Prior to that, Mr. Larkin served as Director of Financial Reporting at Standard Pacific Corp and as an auditor at Deloitte & Touche LLP, based in Los Angeles.  Prior to joining Westport, Mr. Larkin served as Interim Chief Financial Officer for DDi Corp., a publicly listed manufacturer of circuit boards, beginning October 2009.  Mr. Larkin earned a Bachelor of Science degree in accounting from the University of Southern California and is a Certified Public Accountant.  As of February 19, 2012 Mr. Larkin joined the board of directors of CWI.

Clark G. Quintin, a Canadian citizen, joined Westport in April 2011 as President of Westport HD. Prior to joining Westport, Mr. Quintin was Corporate Director, President and Chief Executive Officer of Integrated Paving Concepts Inc. from 2002 to 2009.  In addition, he served as Senior Vice President, Sales and Distribution for MacMillan Bloedel over a five-year period.  Mr. Quintin also served for 20 years with IBM in Canada and the United States where he held a series of sales, marketing and executive roles including Executive Assistant to the Chairman,

IBM Corporation and was selected to participate in the prestigious one year Management Acceleration Program.  In his last assignment with IBM, he was Vice President and General Manager, Western Canada.  Over his career, Mr. Quintin has served on several boards of public, private, and not-for-profit organizations.  Mr. Quintin is currently Chair of the Board for Lions Gate Hospital Foundation.  Mr. Quintin holds a Bachelor of Commerce degree in Marketing and Finance from the University of Calgary. As of February 19, 2012 Mr. Quintin joined the board of directors of CWI.

Ian J. Scott, a Canadian citizen, is President of Westport LD.  Mr. Scott joined Westport in 2001 and was appointed Director, Strategy and New Business Development in 2003. In 2006, he was promoted to the position of Vice President, Emerging Markets and Business Development, where he was responsible for Westport’s new initiatives outside of the core Cummins Westport and Heavy-Duty HPDI business units. In 2007, Mr. Scott was appointed President of Juniper Engines Inc., a newly formed joint venture between Westport and OMVL SpA, focused on light duty LPG and CNG engine solutions. In 2010, Westport acquired OMVL and Juniper became a 100% subsidiary of Westport. In July 2011, Westport acquired Emer SpA, bringing full CNG and LPG tank-to-engine capabilities to Juniper. Juniper was recently renamed Westport Light Duty Inc. (Westport LD) to more accurately reflect the expanded business. Mr. Scott has more than 20 years of global energy and alternative fuels management and engineering experience. Prior to joining Westport, Mr. Scott held positions with Amoco and Schlumberger in Canada, Europe and Africa. He earned Bachelor of Applied Science (Geological Engineering) and Masters of Business Administration (Strategic Management) degrees from the University of British Columbia.

Nicholas C. Sonntag, a Canadian citizen, joined Westport in October 2006 as Executive Vice President, responsible for the growth and development of Westport’s emerging OEM global partnerships. Based out of Westport’s Lyon, France office Mr. Sonntag is also President Westport Europe and Asia and is responsible for growing the company’s business and developing opportunities in those regions.  Mr. Sonntag is also a Director of Westport’s JV with Weichai. Prior to joining Westport, Mr. Sonntag served as President of CH2M HILL’s operations in Greater China, working on sustainable infrastructure and industrial development across China and Hong Kong. Prior to his time in China, Mr. Sonntag was President of CH2M HILL’s operations in Canada. Mr. Sonntag has held senior executive positions with the Stockholm Environment Institute, the International Institute for Sustainable Development, and the U.N. Conference on Environment and Development.  His memberships and board positions include: Royal Roads School of Environment & Sustainability; Environmental Forum of the American Chamber of Commerce in Beijing; Environmental Management College of China; the International Center for Sustainable Cities; and China-U.S. Center for Sustainable Development.  Mr. Sonntag obtained a Bachelor of Science degree in Engineering Physics and a Master of Science, Business Administration degree from the University of British Columbia.

Elaine A. Wong, a Canadian citizen, is currently Executive Vice President, Strategic Development and was previously Chief Financial Officer.  She joined Westport in September 2001 as Director, Corporate Performance, responsible for the Company’s financial planning and analysis, and as Director of Finance for CWI, before becoming Chief Financial Officer in 2003.  Until February 19, 2012 Ms. Wong also served as a Director of CWI.  She also served from 2002 to 2009 as Westport’s representative on the board of directors of Canadian Business for Social Responsibility, a non-profit, national membership organisation of Canadian companies who have made a commitment to operate in a socially, environmentally, and financially responsible manner and is currently a director and Treasurer for the David Suzuki Foundation.  Prior to joining Westport, Ms. Wong was the Director of Corporate Performance for TELUS Enterprise Solutions, an information technology company with offices across Canada and in Asia, where she was involved in strategy, planning, mergers and acquisitions, and other corporate development projects.  Ms. Wong has her Chartered Accountant and Certified Public Accountant (Illinois) designations, as well as a Bachelors of Commerce Degree with Honours from the University of British Columbia.

SHAREHOLDINGS OF DIRECTORS AND OFFICERS

As of February 29, 2012, our Board members and officers as a group beneficially owned, directly or indirectly 319,238 of our Common Shares, representing approximately 0.58% of the 54,845,530 Common Shares outstanding on February 29, 2012.

CONFLICTS OF INTEREST

David Demers, a director and officer of Westport, served on the board of directors of CWI, our 50:50 joint venture with Cummins until February 19, 2012.  Elaine Wong, an officer of Westport, also served as a board member of CWI until February 19, 2012.  Each of Bill Larkin and Clark Quintin, officers of Westport, joined the board of directors of CWI on February 19, 2012.  Nicholas Sonntag, an officer of Westport is a board member of WWI, our joint venture with Weichai and Hong Kong Peterson.

RISK FACTORS

An investment in our business involves risk, and readers should carefully consider the risks described below and in our other filings on www.sedar.com.  Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects.  While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.

Risks Related to Our Business

We have incurred and continue to incur losses.

We have incurred substantial losses since our inception in 1996 and continue to incur losses and experience negative cash flows.  We cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully.  Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing, and general administrative activities.  As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and we may need to raise additional capital.

We may be unable to raise additional capital.

Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, research and development projects, sales, marketing and product development activities, and other business opportunities.  We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors.  In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives.  There can be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.

A sustained economic recession could negatively impact our business.

Global economic factors beyond our control such as a sustained and far reaching economic recession, more restrictive access to credit markets or other broad economic issues may negatively affect the natural gas vehicle market, and reduce demand for our products as partners and potential customers defer replacing older vehicles or expanding their fleets.  Our bad debt expense may increase, and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.

Potential fluctuations in our financial results make financial forecasting difficult.

We expect our revenues and results of operation to continue to vary significantly from quarter to quarter.  Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues, and competitive factors.  The current economic environment also makes projecting financial results more difficult.  In addition, the continuance and timing of government funding of our research and development programs is difficult to predict and may cause quarter to quarter variations in financial results.  In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current research and development programs.  We are also subject to normal operating risks such as credit risks, foreign currency risks, and global and regional economic conditions.  As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful.  It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors.  If this happens, the trading price of our Common Shares might be materially and adversely affected.

A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate.

Although we have seen strong growth in CWI revenues and interest from port drayage fleets, municipalities and private fleets, engines with our fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or pay for their initial incremental purchase price.  The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.

If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.

Certain of our products may not achieve widespread adoption.

Our direct injection technology has been demonstrated in heavy-duty trucks, light-duty vehicles and high-horsepower applications.  However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets.  There can be no assurance that engines using our direct injection technology will perform as well as we expect or that prototypes and commercial systems will be developed and sold in commercially viable numbers.

Our Westport HD systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not been confirmed.  If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets will be unlikely to buy products containing our fuel systems.

The application of our direct injection technology in high-horsepower applications is in its infancy.  Our technology may not meet all the demands of these new applications, such as ultra high reliability, long life, high efficiency, high performance, refueling convenience, emissions and safety regulations.  Other technologies may provide better compromise.  In these cases our market penetration may be lower than expected.

Dependence on Government Incentives

We are partly dependent on government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected.

Our business has benefited from the availability of government tax incentives, such as tax credits and grants to encourage the use of natural gas in trucks, buses and other vehicles. Federal incentives for alternative fuel and infrastructure expired on December 31, 2011 along with the eligibility for 100% Bonus Depreciation for some capital assets acquired before January 1, 2012.  The remaining provision from HR 4853 (Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010), which was passed December 17, 2010, is the provision for bonus depreciation for some capital assets at a reduced rate of 50% for assets acquired after December 31, 2011 and before January 1, 2013.

The New Alternative Transportation to Give Americans Solutions Act of 2011 (NAT GAS Act) was introduced in the US Senate on November 15, 2011.  This Senate bill includes provisions for vehicle tax credits, vehicle manufacture credits, and infrastructure credits through the end of 2016.  The bill introduced a nominal tax through 2021 on natural gas to finance the cost of incentives. Senate Bill 1863 has been referred to the Senate Committee on Finance.  There are no dates scheduled for voting, and we cannot predict if this legislation will be passed.

In the absence of Federal legislation, individual states have initiated and passed bills to provide incentives to encourage the use of domestic energy such as natural gas.  The Texas Clean Transportation Triangle Senate Bills 20 and 385 have been passed and authorize funding for approximately $16 million for natural gas vehicle rebates, with particular focus on converting heavy-duty fleet vehicles to natural gas, and $4 million per year for the next two years for the establishment of natural gas stations between the cities of Dallas, San Antonio and Houston.  California, through the CEC with funds through Assembly Bill 118, has established the Natural Gas Vehicle Buy-Down Program, a rebate program to incent the deployment of natural gas and propane vehicles in all weight classes in California. Funding for this program for 2012 is $12.7 million. California also has programs authorized by Proposition 1B that periodically has funding available to promote the use of cleaner heavy-duty trucks within the state.  Other states such as Louisiana, Oklahoma, and West Virginia offer state income tax credits for the purchase of alternative fuel vehicles including natural gas. Pennsylvania has recently passed legislation that would lead to a grant program.

Due to the variable nature of government funding and incentive programs, we are unable to ascertain if current programs will continue or be renewed or whether proposed bills will be passed and enacted into law. While we believe that even in the absence of government incentives, there are sound financial and environmental motivations for customers to buy our engines; however, continued uncertainty over the amount and availability of government incentives in the United States and Canada could cause customers to delay making purchasing decisions as they wait for programs to become available.  The absence of consistent commitment by government to promote natural gas vehicles could negatively affect the business by delaying purchasing decisions by prospective customers insofar as this uncertainty persists.

While some of our customers have been able to qualify for programs offered by Federal, state and local agencies such as CARB, CEC, SCAQMD in California as well as other jurisdictions, there is no certainty that this assistance will continue into the future.  In addition to customers’ participation in fleet vehicle deployment incentives, Westport enters into agreements with government agencies to help fund our research and development programs.  As with the variability of vehicle deployment incentives, there can be no assurance that we will succeed in being awarded future R&D funding from any government agencies at the same levels we have received in the past or at all.

Fuel price differentials are hard to predict and may be less favourable in future.

The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas, diesel and gasoline fuels.  Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions.  This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, and government excise and fuel tax policies.  While this price differential increased in fiscal 2011, there can be no assurance that natural gas will remain less expensive than diesel and gasoline fuels.  This may impact upon potential customers’ decisions to adopt natural gas as an energy solution in the short term.

Our growth is dependent on natural gas refuelling infrastructure that may not take place.

For motor vehicles, natural gas must be carried on board in liquefied or compressed form, and there are few public or private refuelling stations available in most jurisdictions.  There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand.  If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.

Changes in environmental and regulatory policies could hurt the market for our products.

We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the United States.  Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel.  There can be no assurance that these policies, mandates and regulations will be continued.  Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions.  If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.

We currently face, and will continue to face, significant competition.

Our products face, and will continue to face, significant competition, including from incumbent technologies.  As the market for natural gas engine products continues to grow this competition may increase.  New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete.  Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.  In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.

Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies, including other fuel systems.  Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies.  Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies.  Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines in each of our targeted markets.  Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results.  For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price.  There can be no assurance that our products will be able to offer advantages in all or any of these areas.

In high-horsepower applications, there are already engine manufacturers with significant experience with utilization of natural gas, for example in power generation and in marine applications.  Westport may not be able to gain experience fast enough to capture a significant enough market share.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies.  If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property.  Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies.  Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends.  In any case, there can be no assurance that:

•                                          any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example, through invalidation, circumvention, challenge, being rendered unenforceable or by license to others:

•                                          we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

•                                          any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

•                                          our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

•                                          any of our trade secrets will not be learned independently by our competitors; or

•                                          the steps we take to protect our intellectual property will be adequate. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees.  There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors.  If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others.  However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us.  The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture, shipment of products or our use of processes requiring such intellectual property.

We could become engaged in intellectual property litigation or disputes that may negatively affect our business.

From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties.  Although we have seen no valid basis for any of these claims, as our business grows, parties may attempt to take advantage of that growth and assert similar claims and demands for compensation.  Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position.  We will examine a range of options, from formal legal action to obtain a declaratory judgment of non-infringement, to the initiation of design changes.  We intend to vigorously defend our intellectual property.

As a result, while we are not currently engaged in any material intellectual property litigation. We could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged.  In addition, we may commence lawsuits against others who we believe are infringing upon our rights.  Our involvement in intellectual property litigation or disputes, including any that may arise in respect of our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour.  In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•                                          pay substantial damages;

•                                          cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•                                          expend significant resources to develop or acquire non-infringing intellectual property;

•                                          discontinue processes incorporating infringing technology; or

•                                          obtain licenses to the infringing intellectual property.

Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

We are dependent on relationships with strategic partners.

Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution.  To be commercially viable, our fuel systems must be integrated into engines, and our engines must be integrated into chassis manufactured by OEMs.  We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements or that our strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized.  We can offer no guarantee that even if technology agreements do exist with our strategic partners that OEMs will manufacture engines with our fuel systems or chassis for our engines, or if they do manufacture such products, that customers will choose to purchase them.  Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results.  In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.

Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, to change or seek to change the terms of our contractual relationships with them or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.

In addition, disputes regarding the rights and obligations of the parties have in the past and may in the future arise under our agreements with our strategic partners.  These and other possible disagreements have in the past and may in the future lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration.  Moreover, disagreements have in the past and may in the future arise with our strategic partners over rights to intellectual property.  These kinds of disagreements could result in costly and time-consuming litigation.  Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.

We are dependent on relationships with our suppliers.

While we have negotiated supply agreements with various manufacturers and have entered into a strategic supply agreement with Delphi Automotive Systems, LLC, certain of these manufacturers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules.  In particular, we are dependent on sole suppliers for our injectors, tanks and pumps for our Westport HD systems and their ability to ramp up capacity and maintain quality and cost to support our production requirements.  For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all.  If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results.  Our products also use steel and other materials that have global demand.  The prices and quantities at which those supplies are available fluctuate and may increase significantly.  Competitive pressure, however, may not allow us to increase the sales price of our products.  Any such increases may therefore negatively affect our margins and financial condition.  We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible.  There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.

We are dependent on our relationship with Cummins for CWI revenues and profits.

The majority of Westport’s revenues are currently derived from the operations of CWI.

CWI purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on CWI’s business and financial results.

Under the Amended JVA, while Cummins is subject to exclusivity restrictions that generally limit Cummins’ ability to compete against CWI in North America in respect of spark-ignited natural gas or propane products within the displacement range of the Products, beginning in February 2017, Cummins is permitted to market and sell a spark-ignited natural gas or propane engine within the displacement range of the Products in North America based on a new Cummins heavy duty engine platform.  In addition, the Amended JVA permits Cummins to develop, market and sell products that compete with CWI outside of North America.  The introduction by Cummins of new products that compete with CWI could have a material adverse effect on CWI’s sales of Products and on CWI’s financial results.

Under the Amended JVA, the market scope for sales of Products by CWI is primarily limited to North America.  Cummins has the sole right to sell Products outside of North America, and the revenues from such sales (as well as the corresponding costs and liabilities) will be credited to CWI.  There can be no assurance that Cummins will continue to pursue sales of the Products outside of North America or that the pricing for such Products will be set at levels that will allow such Products to compete effectively in the applicable markets.  In addition, the limitation of CWI’s market scope primarily to North America subjects CWI to more concentrated market risk.  Any decrease in demand within the North American market for the Products, including as a result of the decrease in the cost of fuels that are alternatives to natural gas or conditions or events that impair or adversely affect the infrastructure for producing and transporting liquefied natural gas could have a material adverse effect on CWI’s business and financial results.

The Amended JVA provides that substantially all significant decisions with respect to CWI and its business must be unanimously approved by the CWI board of directors and, in some instances, the shareholders of CWI.  Because the CWI board of directors is evenly divided between Westport and Cummins designees and each of Westport and Cummins have 50% ownership of the common shares of CWI, any material change in the nature or scope of CWI’s business, including the commencement of any new line of business, and the addition of any products to the joint venture are outside of Westport’s control.  Failure or delay by Cummins or Westport and their respective designees to the CWI board of directors to approve any such matters could have a material adverse effect on CWI’s business and financial results.  In addition, the declaration and payment of any dividends by CWI requires unanimous approval of the CWI board of directors and is subject to the business judgment of the CWI board of directors, taking into account the factors specified in the Amended JVA.  Failure or delay by CWI to pay dividends could have a material adverse effect on Westport’s cash flows and liquidity.

The Amended JVA provides that upon a change of control of Westport, Cummins may elect to terminate the Amended JVA (in which case Cummins is obligated to repurchase Westport’s shares of CWI at a price determined based on a formula in the Amended JVA) or continue the

Amended JVA upon certain modified terms.  These provisions may make it less likely that Westport will experience a change of control or may diminish any takeover premium that a third party would pay for its shares.

Our limited production trials, commercial launch activities and field tests could encounter problems.

We conduct limited production trials and field tests on a number of our products as part of our product development cycle, and we are working on scaling up our production capabilities.  These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly.  Some of these potential problems and delays are beyond our control.  Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.

We may have difficulty managing the expansion of our operations.

To support the launch, and increase sales and service, of our Westport HD systems, we may be required to expand the scope of our operations rapidly.  This may include a need for a significant increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies.  Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources.  In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost.  Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.

Warranty claims could diminish our margins.

There is a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses as a result of warranty claims in excess of our current expectations.  Such warranty claims may necessitate a redesign, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales.  Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially.  Even in the absence of any warranty claims, a product deficiency such a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could itself have an adverse impact on our finances and on existing or future sales.

New products may have different performance characteristics from previous products.  In addition, we have limited field experience with our Westport HD systems from which to make our warranty accrual estimates.

We could become subject to product liability claims.

Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and hydrogen and products that use these gases.  Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products.  Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems.  In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately.  Such a claim could be made whether or not our products perform adequately under the circumstances.  From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose.  However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.

We could become liable for environmental damages resulting from our research, development or manufacturing activities.

The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety.  These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future.  Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures.  If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.  In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.

We have foreign currency risk.

While a majority of our revenues, cost of sales, expenses and warranty balances are denominated in U.S. dollars, many of our operating expenses, other than cost of sales, are in Canadian dollars and Euros, and we report in U.S. dollars.  Foreign exchange gains and losses are included in results from operations.  A large decline in the value of the U.S. dollar relative to the Canadian dollar or Euro relative to the U.S. dollar could negatively impact margins and other financial results.  We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations.  In fiscal 2011, on average, the U.S. dollar declined 2.6% against the Canadian dollar and appreciated 3.1% against the Euro.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating personnel.  As we develop additional capabilities, we may require more skilled personnel.  Given the highly specialized nature of our products, these personnel must be highly skilled and have a sound understanding of our industry, business or our technology.  Recruiting personnel for the alternative fuel industry is also highly competitive.  Although to date we have been successful in recruiting and retaining qualified personnel, there can be no assurance that we will continue to attract and retain the personnel needed for our business.  The failure to attract or retain qualified personnel could have a material adverse effect on our business.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts.  Establishment of an international market for our products may take longer and cost more to develop than we anticipate and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds.  As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We may not realize the anticipated benefits from joint ventures, investments or acquisitions.

Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process.  In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results.  The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations.  As a result, we may fail to meet our current product development and commercialization schedules.  Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.

We could be adversely affected by risks associated with acquisitions.

We may, in the future, seek to expand our business through acquisitions.  Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets.  In certain circumstances, acceptable acquisition targets might not be available.  Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations.  These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We could be adversely affected by the operations of our joint ventures and joint venture partners.

We operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption.  While we have policies in place to ensure adequate monitoring of our activities and compliance with Canadian, United States and local laws and regulations in the countries in which we operate, we also operate, and intend to operate in the future, through various joint venture arrangements.  Our level of control over joint venture operations may be restricted or shared, and we may be unable to control the actions of joint venture partners or their employees.  Despite our policies mandating compliance with Canadian, United States and local laws, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our joint ventures or their employees or agents.  Such employees or agents of the joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. Foreign Corrupt Practices Act.  Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations.

Some of our foreign subsidiaries may do business in countries subject to U.S. sanctions and embargoes, and we have limited managerial oversight over those activities.

Some of our foreign subsidiaries, joint ventures or future acquisitions may sell our products to customers in countries that may be subject to sanctions and embargoes imposed by the U.S and Canadian governments or the United Nations.  Although these sanctions and embargoes may not prohibit our foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries.  The constraints on our ability to have U.S. or Canadian persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities.  Further, failure to comply with U.S. and Canadian laws in our foreign operations could result in material fines and penalties, damage to our reputation and a reduction in the value of our Common Shares.

Risks Related to Our Common Shares

Our Common Share price may fluctuate.

The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance.  Our Common Share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key personnel; general market conditions; and other events or factors, many of which may be beyond our control.  As of February 29, 2012, the 52-week trading price of our Common Shares on NASDAQ ranged from a low of $16.19 to a high of $47.38.  See also “Price Range and Trading Volume of Common Shares”.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.

We have never paid or declared any cash dividends on our Common Shares.  We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business.  The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances.  Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

Based in part on current operations and financial projections, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future.  However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change.  Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.  A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.  The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate.  In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise.  If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended and related rules and regulations (the “Exchange Act”).  As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act.  Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer.  In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status.  We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (MJDS).  If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the United States Securities and Exchange Commission, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this AIF, are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States.  It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or the experts named in this AIF or enforce judgments obtained in the United States courts against us, certain of our directors and officers or the experts named in this AIF based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this AIF.  There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this AIF to enforce liabilities based solely upon United States federal or state securities laws.

AUDIT COMMITTEE MATTERS

Mandate of the Audit Committee

The mandate (the “Mandate”) of the Audit Committee as prescribed by the Board of Directors is set out in the Audit Committee Charter which is attached is hereto as Schedule “A”.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent?	Financially Literate?	Relevant Education and Experience

M.A. (Jill) Bodkin	Yes	Yes

Ms. Bodkin has been Chair and Chief Executive Officer of Golden Heron Enterprises since 1996. From 1987 to 1996, Ms. Bodkin was with Ernst & Young as a Corporate Finance Partner, advising on financing technology companies and capital projects in North America and Asia. After her early career in trade and finance in Ottawa, in 1981 Ms. Bodkin became British Columbia’s first woman Deputy Minister, responsible for financial institutions, and, until 1987, Founding Chair of the British Columbia Securities Commission. Ms. Bodkin is a Governor and former Chair of the Vancouver Board of Trade, as well as a former member of the boards of directors of the Laurentian Bank of Canada and KCTS 9 Television. Ms. Bodkin has served as a member of the Oversight Council for the Canadian Institute of Chartered Accountants and has held numerous other positions on public and private boards of directors.

John A. Beaulieu	Yes	Yes

Mr. Beaulieu holds a Bachelor of Commerce degree and a Masters of Business Administration degree, both from Santa Clara University of California. As a co-founder of Cascadia Pacific Management, LLP, a venture capital fund, Mr. Beaulieu has significant experience in the analysis and evaluation of financial results. He has been actively involved in finding, financing, and growing more than 70 emerging technology-based companies since 1986. In addition, during Mr. Beaulieu’s business career he has held general management positions with a number of companies, including Evans Products Company and Ford Motor Company and as President of Steelcraft Corp.

Name	Independent?	Financially Literate?	Relevant Education and Experience

Dezsö J. Horváth	Yes	Yes

Dr. Horváth obtained his Masters of Business Administration and a PhD in Policy and Organisational Behaviour from the University of Umea, Sweden. Dr. Horváth holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. Through his academic background and responsibilities as the Dean of the Schulich School of Business, Dr. Horváth has acquired significant financial experience relating to accounting and financial issues. Dr. Horváth is and has been a member of a number of boards in both the public and private sector.

Gottfried (Guff) Muench	Yes	Yes

Mr. Muench obtained a Masters of Business Administration degree (1981) from the University of Western Ontario, and from 1981 to 2010, Mr. Muench held various senior positions within Cummins Inc., including Canadian General Sales Manager—Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company in Columbus, Indiana.  In 1986, Mr. Muench became the owner and principal of Cummins British Columbia, now Cummins Western Canada, the Cummins distributor for Western Canada, which now serves customers in eight different provinces and territories.  From 2001 to 2002, Mr. Muench also served as the first President of Cummins Westport Inc.

Reliance on Certain Exemptions

At no time since the commencement of Westport’s most recently completed financial year has Westport relied on any exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of Westport’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval of Policies and Procedures

The Audit Committee is mandated to review the provision of non-audit services and consider the effect of any such services on the independence of the external auditors.

NON-AUDIT SERVICES

The Canadian Institute of Chartered Accountants revised rules of Professional Conduct on auditor independence (the “Rules”) as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client’s audit committee.  In accordance with those Rules, the Audit Committee has approved, adopted and made effective Westport’s Audit Committee Preapproval Policy.  That policy requires that the Audit Committee approve annually the types of services management may engage the external auditor to perform and that the Audit Committee set a dollar limit per engagement and in aggregate that management may spend on non-audit services.  Amounts outside of these services or authorized limits require explicit approval from the Audit Committee Chair.

EXTERNAL AUDITORS’ SERVICE FEES

The following table shows the aggregate fees billed to the Company by KPMG LLP, Chartered Accountants, our external auditor, in each of the last two years.

	Year Ended (Cdn $)
	December 31, 2011(1)		March 31, 2011
Audit Fees		$356,043		$373,152
Audit Related Fees		$36,750		$12,600
Tax fees		$125,082		$55,300
All Other Fees	$	Nil	$	Nil
Total		$517,875		$441,052

Note:

(1)           Effective March 31, 2011, Westport changed its year end from March 31 to December 31.  As such, figures in this column represent fees incurred during the nine months from March 31, 2011 to December 31, 2011.

Audit Fees

Audit fees were for professional services rendered by KPMG LLP for the audit of the annual financial statements of Westport and CWI, quarterly reviews and services provided in connection with statutory and regulatory filings or engagements relating to prospectuses and other offering documents.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading audit fees above.

Tax Fees

Tax fees were for tax compliance and tax advice.  These services consisted of tax compliance including the preparation of tax returns.

All Other Fees

There were no fees paid to KPMG LLP that would be considered “Other Fees” in 2011 or 2010.  Fees to be disclosed under this category would be for products and services other than those described under the headings audit fees, audit-related fees and tax fees above.

LEGAL AND REGULATORY PROCEEDINGS

We are not involved in any material legal or regulatory actions or proceedings, nor are any such actions proceedings known to be contemplated.  From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere disclosed in this AIF, none of our insiders, directors or executive officers, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of ours within our three most recently completed financial years, nor in any transaction or proposed transaction within our current financial year that has materially affected or would materially affect us or any of our subsidiaries.

MATERIAL CONTRACTS

Debenture Units

On September 23, 2011, we announced we had raised CDN$36 million through the issuance of debentures offered by Macquarie Private Wealth Inc, on a private placement basis, to replace previously issued debentures that matured in July 2011.  The debentures are governed by the terms of an indenture are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012. The debentures are not listed on any stock exchange.

The note indenture governing the debentures (“Note Indenture”) restricts Westport from incurring additional indebtedness for borrowed money, including obligations under banker’s acceptances, commercial paper, bonds and debentures (“Debt”) and from guaranteeing any Debt of other persons, except for:

(i)            certain Senior Indebtedness, as defined in the Note Indenture;

(ii)           unsecured Debt ranking pari passu with the debentures in an aggregate principal amount not to exceed $40,000,000 outstanding at any time; and

(iii)          guarantees of outstanding Debt of other persons provided that the aggregate outstanding principal amount of pari passu Debt permitted pursuant to paragraph (ii) above together with the outstanding principal amount of any Debt of other persons guaranteed by Westport does not exceed $50,000,000 at any time.

The Note Indenture does not restrict Westport from increasing the amount of certain senior indebtedness owing to our bankers or other senior lenders currently outstanding or from creating liens on our assets to secure such senior indebtedness or permitted increases to such senior indebtedness.  The Note Indenture additionally does not restrict subsidiaries and affiliates of Westport from incurring indebtedness for borrowed money or other obligations.

Canada’s Industrial Technologies Office (formerly Technology Partnerships Canada or TPC)

In March 2003, we were awarded a strategic project investment of C$18.9 million from TPC (now renamed the “Industrial Technologies Office” (the “ITO”)) to support the development of high-performance, low-emissions engines.  At the time, TPC was a Government of Canada initiative established to invest strategically in Canadian research, development and innovation.

Under the terms of that agreement, ITO was to contribute the lesser of C$18.9 million and 30% of defined eligible costs to our research and development activities from November 15, 2001 until March 31, 2006, the scheduled project completion date.  On September 30, 2006, we were to issue C$4 million in warrants using the closing share price as at that date and Black-Scholes option pricing model to value each warrant.  Moreover, from fiscal year 2007 to 2013, we were to pay a royalty equal to the greater of C$1.35 million, or 0.33% of revenues as defined under the agreement.  This period was subject to extension to the earlier of 2016 or when we had paid C$28.2 million in royalties.

In 2007, the ITO agreed to extend the agreement by two years.  Under the amended terms, subject to certain terms and conditions, for each fiscal year from 2009 to 2015 inclusive in which gross business revenues received by us are greater than C$13.5 million, the royalty will be the greater of C$1.35 million and 0.33% of such gross business revenues.  If royalty repayments do not total C$28.2 million by March 31, 2015, the repayment period will be extended until that amount is reached or until March 31, 2018, whichever is earlier.

In October 2008 as required by the terms of the funding agreement with the ITO, we issued 790,614 warrants with a strike price of C$10.65 to the Government of Canada.  The fair value of these warrants was C$4,000,000 calculated based on a Black-Scholes option pricing model.  On April 14, 2010, the warrants issued to ITO with a fair value of $3,200,000 were exercised.  771,428 warrants with an assigned value of $3,572,000 and 46,118 broker warrants with an assigned value of $266,000 were issued as part of the debenture units net of transaction costs of $290,000.  On July 3, 2010, all unexercised warrants and broker warrants expired.  As at December 31, 2011, royalties of $1.4 million relating to ITO were paid and an additional $1.0 million was accrued during the year.

Amended and Restated Joint Venture Agreement

Effective February 19, 2012, Cummins and Westport entered into the Amended JVA for the CWI joint venture. The Amended JVA provides for, among other things, clarification concerning the scope of products within CWI and revised certain economic terms of the prior joint venture agreement.

Cummins and Westport agreed in the Amended JVA to focus CWI’s future product development investments on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins North American plants.

A copy of the Amended JVA is available on SEDAR at http://www.sedar.com.  See also “OUR BUSINESS” and “OPERATIONS” in this AIF for a description of the Amended JVA.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario.  Our U.S. transfer agent is Computershare Trust Company, N.A. 350 Indiana Street, Suite 750, Golden, CO 80401.

INTERESTS OF EXPERTS

KPMG LLP, our independent auditors, has audited our consolidated financial statements for the year ended December 31, 2011.  As at the date hereof, KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the professional and regulatory requirements in the U.S.

ADDITIONAL INFORMATION

Additional information, including information as to directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our most recent Management Information Circular, which is available on SEDAR at http://www.sedar.com.

Additional financial information is contained in our consolidated financial statements and Management’s Discussion & Analysis for the year ended December 31, 2011, which are incorporated herein by reference and form an integral part of this AIF.

Additional information relating to Westport may be found on SEDAR at: http://www.sedar.com

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of Westport Innovations Inc. (“Westport”), established to assist the Board in fulfilling its oversight responsibilities with respect to:

•                                          the integrity of financial statements, management’s discussion and analysis (“MD&A”) and other information provided to shareholders and others;

•                                          the adequacy and effectiveness of the system of internal controls, implemented and maintained by Westport management  (“Management”);

•                                         the understanding of risks, specifically around financial reporting;

•                                          the promotion of legal and ethical conduct; and

•                                          the independence, qualifications, and performance of the external auditors.

Authority

The Committee has unrestricted access to Westport’s personnel and documents and to its external auditors and will be provided with the resources necessary to carry out its responsibilities.  The Committee shall have the authority to authorize investigations into any matter within the Committee’s scope of responsibility and is empowered, if it deems it necessary, to retain special legal, accounting or other consultants to advise the Committee at Westport’s expense.  The Committee shall have sole authority to recommend to the Board the appointment, termination and compensation of the external auditors who shall report directly to the Committee.

The Committee is entitled to appropriate funding, as determined by the Committee, for the payment of compensation to independent external auditors, for the payment of compensation to any external advisors retained by the Committee and for ordinary administrative expenses necessary for the Committee to carry out its duties.

Composition

The Committee shall consist, at a minimum, of three members of the Board, one of whom shall be designated the Chair, as appointed by the Board.  The Committee shall be composed solely of outside (non-Management) Directors who are also “unrelated” and “independent” as defined by the Canadian Securities Administrators under Multilateral Instrument 52-110, “independent” as described in Rule 10A-3 of the United States Securities and Exchange Act of 1934, as amended, and “independent” as described in Section 4350(d) of the NASDAQ Manual.  Each of the Directors on the Committee shall possess a basic level of “financial literacy”, and at least one member should qualify as a “financial expert”, as defined by Item 407(d)(5) of Regulation S-K, and be financially sophisticated as described in Section 4350(d) of the NASDAQ Manual.  The Board shall give consideration to the periodic rotation of Audit Committee membership and, from time to time as the Board sees fit, the Chair of the Committee.

Meetings

Regular meetings of the Committee shall be held at least four times per year.  The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the company’s other financial disclosures.  Additional meetings may be called as necessary.  A quorum of two members of the Committee, one of whom must be the Committee Chair, unless he or she has designated another member to act as Chair, is required for each meeting.

The Committee Chair shall, in consultation with Management and the external auditors, set the Committee meeting agendas.  Committee members may recommend agenda items subject to approval by the Chair.  The Committee shall meet in executive session with Management, the external auditors, and as a Committee to discuss any matters that the Committee or each of these groups believes should be discussed.  The Audit Committee and the General Counsel shall also meet in executive session to review legal matters that may have a material impact on the financial statements.  In addition to the above scheduled meetings, any member of the Committee, the Chairman of the Board or the auditors may, subject to required notice, call a meeting of the Committee at any time.

Committee minutes shall be prepared and subsequently approved for all meetings.  Copies of such minutes shall be filed with the Corporate Secretary of Westport and circulated to all Board members.

The Committee is charged with the following specific responsibilities:

1.                                      THE COMMITTEE’S RELATIONSHIP WITH THE EXTERNAL AUDITORS

The Audit Committee is responsible for recommending to the Board:

•                                          the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer;

•                                          the retention of such external auditor; and

•                                          the compensation of the external auditor.

The Committee shall satisfy itself regarding the independence of the external auditors and report their conclusions and the basis for those conclusions to the Board. The Committee is responsible for ensuring that it receives from the external auditor a formal written statement delineating all relationships between the external auditor and Westport, consistent with the standards described in Section 4350(d) of the NASDAQ Manual, and is responsible for actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditor.

With regard to overseeing the work of the external auditors, the Committee is responsible, in consultation with Management, for the following activities:

•                                          approving the audit scope;

•                                          reviewing the results of their work;

•                                          pre-approving any non-audit services or delegating such authority to the Audit Chair;

•                                          evaluating the performance of the external auditors; and

•                                          resolving any disagreements between Management and the external auditors regarding financial reporting.

The Committee shall review with the external auditors, on at least an annual basis, (a) the external auditors’ internal quality-control procedures, (b) any material issues raised by the Canadian Public Accountability Board or the Public Company Accounting Oversight Board or by any publicly available report by any governmental or professional authorities within the preceding five years respecting one or more audits carried out by the firm which may have a material effect on the audit of Westport, (c) any steps taken to deal with any such issues, and (d) all relationships between the external auditors and Westport. The Committee shall evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of Management and internal auditors.  The Committee shall present its conclusions with respect to the independent auditors to the Board.

The Committee shall review with the external auditors matters relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the external auditors or Management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for Management; (c) their evaluation of the adequacy and effectiveness of Westport’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with Management; (e) cooperation received from Management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting Westport; and (g) significant changes to Westport’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or Management.

The Committee shall discuss with Management and the external auditors any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (b) any off-balance sheet arrangements, and (c) significant business risks or exposures and Management’s assessment of the steps taken to monitor, control and minimize such risk.

The Committee shall monitor the audit partners’ rotation required by law.

2.                                      OVERSIGHT OF RISK MANAGEMENT PROCESSES

Risk management is an important part of maintaining a sound system of internal control.  As part of the risk management oversight responsibility of the Board and as delegated to the Committee by the Board, the Committee shall be responsible for assessing the range of risks and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks.  In this respect, the Committee shall:

•                                          have the primary oversight role with respect to identifying and monitoring the management of principal financial risks that could impact the financial reporting of Westport; and

•                                          assess, as part of its oversight of the system of internal controls, the effectiveness of the overall process for identifying principal business risks and provide its view to the Board.

3.                                      OVERSIGHT OF INTERNAL CONTROL

The Committee shall have the responsibility to assess that Management has designed and implemented an effective system of internal control over financial reporting.

Management shall be required to provide the Committee, at least annually, a report on internal controls, including reasonable assurance that such controls are adequate to facilitate reliable and timely financial information.  The Committee shall also review and follow-up on any areas of internal control weakness identified by the external auditors with the auditors and Management.

The Corporate Counsel of Westport shall advise the Committee and the Board with respect to the company’s policies and procedures regarding compliance with applicable laws and regulations and with Westport’s Code of Conduct and Employee Handbook.

The Committee shall also review and approve Westport’s policy regarding the hiring of partners and employees and former partners and employees of its present and former external auditors.

4.                                     OVERSIGHT OF CONTINUOUS DISCLOSURE REPORTING

Prior to any disclosure, the Committee shall review and recommend to the Board the approval of the following:

•                                          the quarterly and annual financial statements, MD&A and earnings press releases  to ensure that all disclosures are in compliance with  regulatory requirements, public financing documents or prospectuses; and

•                                          other timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.

In discharging its responsibilities, the Committee will review:

•                                          all critical accounting policies and practices used or to be used by Westport, and changes in the selection and application of accounting principles.

•                                          significant financial reporting issues that have arisen in connection with the preparation of such audited financial statements;

•                                          analyses prepared by Management, and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

•                                          the effect of emerging regulatory and accounting initiatives.

The Committee shall review and discuss with the external auditor any audit problems or difficulties and Management’s response thereto.  This review shall include any difficulties encountered by the auditor in the course of performing its audit work, including any restrictions on the scope of its activities or its access to information and any significant disagreements with Management.

The Committee shall also establish a process to receive, retain and treat complaints received by Westport regarding accounting, internal controls or auditing matters and establish procedures for the confidential, anonymous submission by Westport employees of questionable accounting and auditing matters.  This process will be reviewed annually.

Lastly, the Committee shall ensure that Management has developed and implemented appropriate policies regarding continuous disclosure and that there is compliance with filing requirements and prompt reporting to all investors of material events impacting Westport.

5.                                      RELATED COMPANIES FINANCIAL RESULTS

The audited consolidated financial statements of Westport may include the results of other companies, in whole or in part, in which Westport maintains an equity interest.  In addition, an investor company may include the disclosure of Westport’s results or the results of a co-owned subsidiary.  The Committee shall establish a coordination and communications framework with the accountants, auditors and audit committees of these companies.  The Committee shall satisfy itself that Westport’s consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.

6.                                      OTHER RESPONSIBILITIES

A.                                   Review of Charter.  The Committee shall review and reassess the adequacy of this charter at least annually and recommend to the board of directors any amendments or modifications to its charter that the Committee deems appropriate.  The Committee shall also prepare and disclose a summary of its mandate to shareholders.

B.                                     Annual Performance Evaluation. At least annually, as part of the Board self-assessment process, the Committee shall evaluate its own performance and report the results of such evaluation to the board of directors.

C.                                     Annual Communication Regarding Significant Disagreements.  The Committee shall annually inform the external auditors and Management that they should promptly contact the Committee or its Chairman about any significant issue or disagreement related to the system of internal controls and financial reporting.

D.                                    Annual Review of Transactions Involving Directors and Officers.  The Committee shall annually review a summary of the Directors’ and Executive Officers’ travel and entertainment expenses, related party transactions and any conflicts of interest.